Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

NUEVO MIDSTREAM, LLC

WESTERN GAS PARTNERS, LP

MAGUIRE MIDSTREAM LLC

Dated as of October 28, 2014

i

ARTICLE V
	COVENANTS OF PARENT AND MERGER SUBSIDIARY	44

5.1	Access to Information	44
5.2	Indemnification of Officers, Directors, Company Employees and Agents	45
5.3	WARN Act	46
5.4	Company Employee Matters	46
5.5	Use of Company Names and Marks	47
5.6	Contacts with Company Customers	48

ARTICLE VI
	MUTUAL COVENANTS	48

6.1	Governmental Consents	48
6.2	Reasonable Efforts; Further Assurances	49
6.3	Notification of Certain Matters	49
6.4	Investigation and Agreement by Parent and Merger Subsidiary; No Other Representations or Warranties	50
6.5	Waiver	52
6.6	Tax Matters	52

ARTICLE VII
	CONDITIONS PRECEDENT	53

7.1	Conditions to Each Party’s Obligation	53
7.2	Conditions to Obligations of Parent and Merger Subsidiary	54
7.3	Conditions to Obligations of the Company	55

ARTICLE VIII
	CLOSING	55

8.1	Closing	55
8.2	Actions to Occur at Closing	56
8.3	Allocation of Merger Consideration Among Company Member Interest Holders	57

ARTICLE IX
	TERMINATION, AMENDMENT AND WAIVER	57

9.1	Termination	57
9.2	Effect of Termination	57
9.3	Return of Confidential Information	58

ARTICLE X
	SURVIVAL; INDEMNITY	58

10.1	Survival	58
10.2	Indemnification	59

10.3	Third-Party Claim Procedures	60
10.4	Direct Claim Procedures	61
10.5	Calculation of Damages	61
10.6	Exclusive Remedy; Non-Recourse	62
10.7	Limitations on Liability	63

ARTICLE XI
	GENERAL PROVISIONS	63

11.1	Amendment and Modification	63
11.2	Severability	63
11.3	Expenses	63
11.4	Parties in Interest	63
11.5	Notices	64
11.6	Counterparts	65
11.7	Time	65
11.8	Entire Agreement	65
11.9	Public Announcements	65
11.10	Assignment	66
11.11	Transfer Taxes	66
11.12	Governing Law	66
11.13	WAIVER OF JURY TRIAL	66
11.14	Consent to Jurisdiction; Venue	66
11.15	Remedies	67

ARTICLE XII
	THE REPRESENTATIVES	67

12.1	Authorization of the Representatives	67
12.2	Exculpation	68

EXHIBITS

Exhibit A	Example Working Capital Schedule/Agreed Accounting Principles
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of Third Amended and Restated Limited Liability Company Agreement
Exhibit D	Form of Non-Compete and Non-Solicitation Agreement
Exhibit E	Form of Resignation and Mutual Release
Exhibit F-1	Form of Officer Certificate
Exhibit F-2	Form of Officer Certificate

COMPANY DISCLOSURE SCHEDULES

1.1(a)	Company Transaction Cost Payees
1.1(b)	Debt (Exclusions)
1.1(c)	Excluded Assets
1.1(d)	Loan Agreements
1.1(e)	Low Pressure System Area
1.1(f)	Permitted Liens
3.1(b)	Ownership; Capitalization
3.1(c)	Subsidiaries; Ownership of Other Entities
3.1(e)	No Conflicts; Filings and Consents
3.1(f)(i)	Financial Statements
3.1(f)(ii)	Undisclosed Liabilities
3.1(g)(i)	Ordinary Course of Business Exceptions
3.1(g)(ii)	Ordinary Course of Business Exceptions
3.1(h)	Compliance with Laws; Permits
3.1(i)	Litigation
3.1(j)	Insurance
3.1(k)	Owned Real Property
3.1(l)	Leased Real Property
3.1(m)	Easements
3.1(n)	Environmental Matters
3.1(o)	Tax Matters
3.1(p)(i)	Material Contracts
3.1(p)(iii)	Geographical Limitations; Preferential Purchase Rights
3.1(q)	ERISA Compliance
3.1(s)(i)	Labor Matters
3.1(s)(ii)	Employees
3.1(t)	Intellectual Property
3.1(u)	Brokerage Commissions
3.1(v)	Business Guaranties
3.1(w)	Regulatory Status
4.1(a)	Conduct of Business Exceptions
4.1(d)	Capital Expenditures
7.2(d)	Closing Condition – Material Third-Party Consents

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 28, 2014, is made by and among NUEVO MIDSTREAM, LLC, a Delaware limited liability company (the “Company”), each of the Representatives (solely in such capacity and solely for the purposes of Section 6.6 and Article XII hereof), Western Gas Partners, LP, a Delaware limited partnership (“Parent”), and Maguire Midstream LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Subsidiary”).

PRELIMINARY STATEMENTS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq. (the “DLLCA”), Parent, Merger Subsidiary and the Company will enter into a business combination pursuant to which Merger Subsidiary, an entity organized for the sole purpose of entering into the transaction contemplated hereby, will merge with and into the Company with the Company being the surviving company (the “Merger”);

WHEREAS, the respective boards of managers or similar governing authorities of Parent, Merger Subsidiary and the Company have approved this Agreement, the Merger and the related transactions contemplated hereby, and have determined that the Merger is advisable to, and in the best interests of, the respective companies and their respective members or equityholders, as applicable; and

WHEREAS, Parent and the sole member of Merger Subsidiary have approved this Agreement, the Merger and the related transactions contemplated hereby in accordance with the DLLCA and Merger Subsidiary’s Governing Documents.

AGREEMENTS

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions hereinafter set forth, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINED TERMS; RULES OF CONSTRUCTION

1.1 Definitions. The following terms shall have the following meanings in this Agreement:

“Affiliate” or “Affiliates” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.

“Aggregate Member Consideration” has the meaning set forth in Section 2.6(b).

“Aggregated Group” has the meaning set forth in Section 3.1(q)(i).

“Agreed Accounting Principles” means the same accounting methods, practices, principles, policies and procedures that were used in the preparation of the balance sheet included in the Example Working Capital Schedule attached as Exhibit A, which such methods, practices, principles, policies and procedures shall be in accordance with GAAP except as otherwise expressly specified on Exhibit A.

“Agreement” has the meaning set forth in the Preamble.

“Allocation” has the meaning set forth in Section 2.10(c).

“Ancillary Documents” means the Escrow Agreement, the Non-Compete and Non-Solicitation Agreements referenced in Section 4.8, the Resignation and Release referenced in Section 8.2(b)(ii), and the FIRPTA Certificates.

“Antitrust Laws” means, collectively, (a) the HSR Act; (b) the Sherman Antitrust Act of 1890, as amended; (c) the Clayton Act of 1914, as amended; (d) the Federal Trade Commission Act of 1914, as amended; and (e) any other Applicable Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade.

“Applicable Laws” means (excluding Environmental Laws), statutes, rules, regulations, ordinances, judgments, orders, decrees, injunctions and writs of any Governmental Authority applicable to the business or operations of the Company and the Company Subsidiaries, as in effect on the date of this Agreement.

“Balance Sheet” has the meaning set forth in Section 3.1(f)(i).

“Balance Sheet Date” means June 30, 2014.

“Base Merger Consideration” means $1,500,000,000.

“Board of Managers” means the board of managers of the Company established pursuant to the Company LLC Agreement.

“Business Day” means any day other than (a) a Saturday, Sunday or federal holiday or (b) a day on which commercial banks in Houston, Texas, are authorized or required to be closed.

“Cash” means all cash and cash equivalents of the Company and the Company Subsidiaries as determined in accordance with GAAP.

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Claim” has the meaning set forth in Section 5.2(a).

“Class A Units” means the Company’s Class A member interests issued pursuant to the Company LLC Agreement.

“Class B Units” means the Company’s Class B member interests issued pursuant to Company LLC Agreement.

“Closing” has the meaning set forth in Section 8.1.

“Closing Adjustment Amount” means an amount equal to (a) Estimated Cash, minus (b) Estimated Debt, plus (c) any Estimated Working Capital Surplus, minus (d) any Estimated Working Capital Deficiency, plus (e) Estimated Growth Capital Expenditures, minus (f) $3,000, which represents one half of the Escrow Agent’s up front fees and expenses payable by the Company under the Escrow Agreement.

“Closing Balance Sheet” has the meaning set forth in Section 2.9.

“Closing Cash” has the meaning set forth in Section 2.10(a).

“Closing Date” means the date on which the Closing occurs.

“Closing Debt” has the meaning set forth in Section 2.10(a).

“Closing Growth Capital Expenditures” has the meaning set forth in Section 2.10(a).

“Closing Merger Consideration” means an amount (not less than zero) equal to (a) the Base Merger Consideration plus (b) the Closing Adjustment Amount (which amount will be subtracted if a negative number) minus (c) the Company Transaction Costs.

“Closing Working Capital Deficiency” has the meaning set forth in Section 2.10(a).

“Closing Working Capital Surplus” has the meaning set forth in Section 2.10(a).

“Code” means the United States Internal Revenue Code of 1986, as amended. All references to the Code, U.S. Treasury regulations or other governmental pronouncements shall be deemed to include references to any applicable successor regulations or amending pronouncement.

“Company” has the meaning set forth in the Preamble.

“Company Disclosure Schedule” means that certain disclosure letter of even date with this Agreement from the Company to Parent delivered concurrently with the execution and delivery of this Agreement, as amended or supplemented in accordance with the terms of this Agreement.

“Company Employees” has the meaning set forth in Section 3.1(s)(ii).

“Company Guarantees and Sureties” shall mean the credit support, corporate guarantees, letters of credit and other guarantee obligations and bonds and sureties made or posted with respect to or in support of the business of the Company and its subsidiaries as described on Company Disclosure Schedule 3.1(v).

“Company Indemnified Parties” has the meaning set forth in Section 10.2(b).

“Company LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of April 8, 2013.

“Company Lease” has the meaning set forth in Section 3.1(l).

“Company Member Interest Holder” shall mean each Person which holds Company Member Interests in the Company.

“Company Member Interests” shall mean the Class A Units, Class B Units and Profit Units.

“Company Names and Marks” means the name “Nuevo” and any trade name, trademark, service mark, logo or internet domain comprising the foregoing, and all derivatives and formulations thereof as used by the Company and the Company Subsidiaries in connection with the conduct of their businesses.

“Company Permits” has the meaning set forth in Section 3.1(h), but shall not include “Easements”.

“Company Subsidiaries” means Nuevo Crude Services, LLC, a Delaware limited liability company, and Nuevo Pipeline, LLC, a Delaware limited liability company.

“Company Transaction Costs” means all fees, costs and expenses of any financial advisors, consultants, or attorneys engaged by the Company or the Representatives and payable by the Company (all of which Persons, to the Company’s Knowledge, are identified in Company Disclosure Schedule 1.1(a)) in connection with the structuring, negotiation or consummation of the transactions contemplated by this Agreement and the other Transaction Documents which are unpaid as of the Closing.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of May 12, 2014, by and between the Company and Western Gas Partners, LP, as supplemented on August 7, 2014.

“Consents” means all authorizations, consents, orders or approvals of, or registrations, declarations or filings with, or expiration of waiting periods imposed by, any Governmental Authority or any other person, in each case that are necessary in order to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

“Contracts” means any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other legally binding instrument or contractual obligation whether written or oral; provided, however, that the term “Contract” shall not include Easements.

“Cure Period” has the meaning set forth in Section 9.1(b)(i).

“Current Assets” means trade accounts receivable, natural gas liquids pipeline linefill (to the extent owned by the Company or the Company Subsidiaries), down payments, installment payments, inventory (including prepaid pipe and condensate inventories), work in process, other current assets (including prepaid expenses, deposits and other miscellaneous current assets), all determined on a consolidated basis in accordance with the Agreed Accounting Principles; provided that Current Assets shall not include, in whole or in part, (a) Cash (to the extent such amounts are taken into consideration in calculating the Closing Adjustment Amount), (b) the Excluded Assets, (c) any intercompany accounts, or (d) deferred Tax assets.

“Current Liabilities” means accounts payable, accrued payroll and related liabilities, accrued liabilities, the current portion of any nominal interest bearing obligations related to the prepayment of the Company’s insurance premiums to the extent not treated as Debt, and other current liabilities all determined on a consolidated basis, in accordance with the Agreed Accounting Principles; provided that Current Liabilities shall not include, in whole or in part (a) Debt (including the current portion of Debt), (b) the Excluded Assets, (c) intercompany accounts, (d) Company Transaction Costs, or (e) deferred Tax liabilities.

“D&O Indemnified Liabilities” has the meaning set forth in Section 5.2(a).

“D&O Indemnified Persons” has the meaning set forth in Section 5.2(a).

“Damages” has the meaning set forth in Section 10.2(a).

“Debt” means, except for accounts and obligations owed by the Company to any Company Subsidiary or owed by a Company Subsidiary to the Company and/or another Company Subsidiary, (a) all indebtedness of the Company or any of the Company Subsidiaries for the repayment of borrowed money, whether or not represented by debentures, notes or similar instruments, all accrued and unpaid interest thereon, and, solely with respect to the Loan Agreements, all premiums, penalties, fees and other amounts included in the Debt Pay-Off Amount; (b) all obligations of the Company or any of the Company Subsidiaries under leases required to be capitalized in accordance with GAAP; (c) all obligations of the Company or any of the Company Subsidiaries issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business); (d) all obligations of the Company or any of the Company Subsidiaries for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (e) all obligations of the Company or any of the Company Subsidiaries under interest rate or currency swap transactions; (f) all obligations of the type referred to in clauses (a) through (e) of other Persons for the payment of which the Company or any Company Subsidiary is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; (g) all obligations of the type referred to in clauses (a) through (f) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of the Company or any Company Subsidiary (whether or not such obligation is assumed by such Person); provided, that Debt shall not include (i) the transactions and obligations described on Company Disclosure Schedule 1.1(b), or (ii) any indebtedness to the extent reflected in the calculation of Working Capital as reflected on the Closing Balance Sheet or the Final Balance Sheet, as applicable.

“Debt Pay-Off Amount” has the meaning set forth in Section 2.8(a)(i).

“Disclosure Schedules” means, collectively, the Company Disclosure Schedule and the Parent Disclosure Schedule.

“DLLCA” has the meaning set forth in the Recitals.

“DOJ” means the United States Department of Justice.

“Easement” means the easements, rights-of-way agreements, land-related licenses and surface use agreements, land use agreements and similar type land-related agreements of the Company and any of the Company Subsidiaries relating to pipelines of the Company that are used in the business conducted by the Company and any of the Company Subsidiaries; provided that Easements shall not include fee interests in Real Property or Leased Real Property.

“Effective Time” has the meaning set forth in Section 2.2.

“Electronic Data Room” has the meaning set forth in Section 1.2(c).

“Employee Benefit Plan” or “Employee Benefit Plans” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA and any bonus, deferred compensation, incentive compensation, equity ownership, equity purchase, equity option, phantom shares, vacation, employment, retention, change in control, transaction, severance, disability, death benefit, hospitalization or insurance plan, agreement or arrangement providing benefits to any present or former employee of the Company, any Company Subsidiary or any member of the Aggregated Group maintained by any such entity.

“Environmental Laws” means all constitutions, treaties, laws, statutes, rules, regulations, ordinances, judgments, orders, decrees, injunctions, rules of common law, other legally enforceable requirements and writs of any Governmental Authority applicable to the business or operations of the Company and the Company Subsidiaries (a) pertaining to the prevention of pollution, remediation of contamination, protection of natural resources, restoration of environmental quality, and worker health and safety to the extent such worker health and safety relates to exposure to Hazardous Materials, and (b) relating to the presence of, exposure to, or the manufacture, use, handling, storage, treatment, generation, discharge, transportation, distribution, processing, disposal, discharge or release, of any Hazardous Materials.

“Equity Interests” means (a) with respect to any corporation, all shares, interests, participations or other equivalents of capital stock of such corporation, however designated, and (b) with respect to any partnership or limited liability company, all partnership or limited liability company interests, units, participations or equivalents of partnership or limited liability company interests of such partnership or limited liability company, however designated.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means Citibank National Association.

“Escrow Agreement” means the Escrow Agreement to be entered into at the Closing between the Parent, the Representatives (on behalf of the Company Member Interest Holders) and the Escrow Agent, substantially in the form attached hereto as Exhibit B.

“Escrow Amount” means one hundred twenty-five million dollars ($125,000,000).

“Escrow Fund” means the monies, from time to time, held in escrow by the Escrow Agent under the terms of the Escrow Agreement.

“Estimated Cash” has the meaning set forth in Section 2.9.

“Estimated Debt” has the meaning set forth in Section 2.9.

“Estimated Growth Capital Expenditures” has the meaning set forth in Section 2.9.

“Estimated Working Capital Deficiency” has the meaning set forth in Section 2.9.

“Estimated Working Capital Surplus” has the meaning set forth in Section 2.9.

“Example Working Capital Schedule” has the meaning set forth in the definition of “Current Assets.”

“Excluded Assets” means:

(a) An aggregate amount equal to refunds of Taxes paid by the Company or the Company Subsidiaries prior to the Effective Time or with respect to a tax period ending on or prior to the Effective Time, net of any Damages suffered or incurred by the Company or the Company Subsidiaries (for the avoidance of doubt, other than Damages which were addressed in the calculation of Working Capital or Damages for which the Parent has received a payment in response to an indemnification claim relating to Taxes from the Escrow Account) after the Effective Time in connection with, relating to or arising from any liabilities or obligations relating to Taxes that relate to the period prior to the Effective Time;

(b) All computer or communications software or intellectual property (including tapes and program documentation and all tangible manifestations and technical information relating thereto) owned, licensed or used by the Company or the Company Subsidiaries, and specifically listed on Company Disclosure Schedule 1.1(c);

(c) All offices and related office and computer equipment owned, leased, licensed or used by the Company or the Company Subsidiaries, and described on Company Disclosure Schedule 1.1(c);

(d) The name “Nuevo” and all other Company Names and Marks;

(e) All other assets listed on Company Disclosure Schedule 1.1(c); and

(f) All communications by and among the Company and its Affiliates and their respective Affiliates and any advisor to the Company or its Affiliates related to the potential sale of the Company or any of its properties and any communications by and among the Company and its Affiliates and their advisors and other bidders for the Company in its bid auction process.

“Final Adjustment Amount” means an amount equal to (a) Final Cash, minus (b) Final Debt, plus (c) any Final Working Capital Surplus, minus (d) any Final Working Capital Deficiency, plus (e) any Final Growth Capital Expenditures, minus (f) 50% of any amount to be paid to the Referee pursuant to Section 2.10(b), if applicable.

“Final Adjustment Deficiency” has the meaning set forth in Section 2.10(c).

“Final Adjustment Surplus” has the meaning set forth in Section 2.10(c).

“Final Balance Sheet” has the meaning set forth in Section 2.10(a).

“Final Cash” has the meaning set forth in Section 2.10(b).

“Final Closing Statement” has the meaning set forth in Section 2.10(a).

“Final Debt” has the meaning set forth in Section 2.10(b).

“Final Growth Capital Expenditures” has the meaning set forth in Section 2.10(b).

“Final Working Capital Deficiency” has the meaning set forth in Section 2.10(b).

“Final Working Capital Surplus” has the meaning set forth in Section 2.10(b).

“Financial Statements” has the meaning set forth in Section 3.1(f).

“FIRPTA Certificate” has the meaning set forth in Section 2.8(b)(i).

“Fraud” of a Person means an intentional and knowing breach of this Agreement by such Person but shall not include negligent or reckless misrepresentation.

“FTC” means the United States Federal Trade Commission.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“General Survival Period” has the meaning set forth in Section 10.1.

“Governing Documents” means, when used with respect to an entity, the documents governing the formation, operation and governance of such entity, including (a) in the instance of a corporation, the articles or certificate of incorporation and bylaws of such corporation, (b) in the instance of a partnership, the partnership agreement, (c) in the instance of a limited partnership, the certificate of formation and the limited partnership agreement, and (d) in the instance of a limited liability company, the articles of organization or certificate of formation and operating agreement or limited liability company agreement.

“Governmental Authority” means any governmental department, commission, board, bureau, agency, court or other instrumentality, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof.

“Growth Capital Expenditures” means the aggregate amount of capital expenditures for growth projects (but excluding maintenance capital expenditures expended or incurred in the Ordinary Course of Business) expended or incurred by the Company or a Company Subsidiary with respect to the business of the Company or the Company Subsidiaries on or after October 1, 2014.

“Hazardous Materials” means any substance, pollutant, contaminant, material, or waste, or combination thereof, whether solid, liquid, or gaseous in nature and including any petroleum or petroleum-derived products, radon, radioactive materials or friable asbestos, urea formaldehyde foam insulation, and polychlorinated biphenyls that, in each instance, is subject to regulation, under any Environmental Laws, including the Comprehensive Environmental Response, Compensation and Liability Act, and the Solid Waste Disposal Act, and the Resource Conservation and Recovery Act.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Party” has the meaning set forth in Section 10.3(a).

“Indemnifying Party” has the meaning set forth in Section 10.3(a).

“Insperity” has the meaning set forth in Section 3.1(s)(ii).

“Insperity Agreement” has the meaning set forth in Section 3.1(s)(ii).

“Insurance Policies” has the meaning set forth in Section 3.1(j).

“Intellectual Property” means the following intellectual property rights, including both statutory and common law rights, as applicable: (a) copyrights; (b) trademarks, service marks, trade names, slogans, domain names, logos, and trade dress, and registrations and applications for registrations thereof; (c) patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, renewals and extensions of the foregoing); (d) trade secrets, including but not limited to, ideas, designs, concepts, compilations of information, methods, techniques, procedures, processes and other know-how, whether or not patentable; and (e) registrations for any of the foregoing.

“Knowledge” means (a) with respect to the Company, the actual knowledge of any of the following individuals: John J. Lendrum, III, Randy Ziebarth, Chris Work, Dwight Serrett, and Ralph Carthrae, and (b) with respect to Parent, the actual knowledge of any of the following individuals: Donald R. Sinclair, Benjamin M. Fink, Philip H. Peacock, Jacqueline A. Dimpel and Craig Collins.

“Leased Real Property” means all of the real property leased by the Company or any of the Company Subsidiaries; provided that Easements are not included within the definition of “Leased Real Property”.

“Liens” means liens, pledges, charges, deeds of trust, security interests, mortgages, options, rights of first refusal, and other encumbrances of any kind.

“Loan Agreements” means, collectively, the Debt documents set forth on Company Disclosure Schedule 1.1(d).

“Low Pressure System” means approximately 130 miles of pipelines ranging in diameter from two to six inches, consisting primarily of polyurethane pipe that gathers natural gas from approximately 95 locations in Culberson, Reeves, and Loving Counties in Texas, and Eddy County in New Mexico, and generally covering the area described in Company Disclosure Schedule 1.1(e), which system includes the pipelines which were contributed to the Company pursuant to the contribution agreement dated as of July 19, 2011, among Ramsey Gas System Operations, LLC, the Company and others.

“Material Adverse Effect” means any change, circumstance, effect, event, fact or development that, individually or in the aggregate with all other changes, circumstances, effects, events, facts or developments, has a material and adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided that no change, circumstance, effect, event, fact or development shall be deemed (individually or in the aggregate) to constitute, nor shall any of the foregoing be taken into account in determining whether there has been, a Material Adverse Effect, to the extent that such change, circumstance, effect, event, fact or development results from, arises out of, or relates to (a) a general deterioration in the economy or in the economic conditions prevalent in the industry in which the Company and the Company Subsidiaries operate; (b) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including acts of terrorism; (c) the disclosure of the fact that Parent is the prospective acquirer of the Company; (d) the execution of this Agreement, or the announcement, disclosure or pendency of the transactions contemplated by this Agreement or any other Transaction Document (provided, however, that any breach, violation or default, event of default or event of acceleration (or any event or circumstance that with notice, lapse of time or both would be or constitute a breach, violation, default, event of default or event of acceleration), or right of first refusal, right of first offer or preferential purchase right, that occurs, becomes exercisable or is otherwise triggered upon or as a result of the execution of this Agreement or the announcement, disclosure or pendency of the transactions contemplated by this Agreement or any other Transaction Document may be taken into account in determining whether there has been a Material Adverse Effect); (e) the announcement or disclosure of the Company’s intention to review the possibility of selling itself; (f) any change in GAAP, Applicable Laws or Environmental Laws or the interpretation thereof; (g) actions taken by Parent or any of its Affiliates; (h) any failure by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided, however, that any change, circumstance, effect, event, fact or development underlying such failure that is not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect); or (i) compliance with the terms of, or the taking of any action required by, this Agreement or any other Transaction Document, except to the extent that any of the changes, circumstances, effects, events, facts or developments referred to in clauses (a), (b) or (f) above materially and disproportionately impact the Company and the Company Subsidiaries, taken as a whole, as compared to other companies in the industry in which the Company and the Company Subsidiaries operate (in which event the extent of such material and disproportionate impact may be taken into account in determining whether a Material Adverse Effect has occurred).

“Material Contracts” has the meaning specified in Section 3.1(p)(ii).

“Merger” has the meaning set forth in the Recitals.

“Merger Subsidiary” has the meaning set forth in the Preamble.

“Objection Notice” has the meaning set forth in Section 2.10(b).

“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the Company and the Company Subsidiaries consistent with past practices.

“Ordinary Course Producer Obligations” means the obligations of the Company (to be performed in the ordinary course) to acquire rights-of-way and/or construct, install, operate or maintain pipeline assets pursuant to the terms and provisions of various Contracts of the Company or the Company Subsidiaries.

“Outstanding Company Member Interest” or “Outstanding Company Member Interests” has the meaning set forth in Section 2.6(b).

“Owned Real Property” means all of the real property owned in fee by the Company or any of the Company Subsidiaries; provided that Easements are not included within the definition of “Owned Real Property.”

“Parent” has the meaning set forth in the Preamble.

“Parent Disclosure Schedule” means the disclosure letter of even date with this Agreement from Parent to the Company delivered concurrently with the execution and delivery with this Agreement.

“Parent Indemnified Parties” has the meaning set forth in Section 10.2(a).

“Parent Warranty Breach” has the meaning set forth in Section 10.2(b).

“Pay-Off Letter” or “Pay-Off Letters” means the letters, and any updates thereto, to be sent by each of the Company’s lenders or debt holders under the Loan Agreements to Parent prior to Closing, which letters shall be in form and substance reasonably satisfactory to Parent and shall specify the aggregate amount of Debt that will be outstanding as of the Effective Time under each Loan Agreement and wire transfer information for each such lender or debt holder to be paid at Closing.

“Permitted Liens” means (a) statutory Liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and as to which adequate reserves (determined in accordance with GAAP) have been recorded in the Financial Statements; (b) mechanics’, carriers’, workers’, repairers’ and other similar Liens imposed by Applicable Law or Environmental Laws arising or incurred in the Ordinary Course of Business for obligations that are not overdue or that are being contested in good faith by appropriate proceedings; (c) in the case of leases of vehicles, rolling stock and other personal property, encumbrances that do not impair the operation of the business at the facility at which such leased equipment or other personal property is located; (d) Liens on leases of real property arising from the provisions of such leases (but expressly excluding Liens arising out of or relating to the breach or default by the Company or any Company Subsidiary under any such applicable lease), including, in relation to Leased Real Property, any agreements and/or conditions imposed on the issuance of land use permits, zoning, business licenses, use permits or other entitlements of various types issued by any Governmental Authority, necessary or beneficial to the continued use and occupancy of such Leased Real Property or the continuation of the business conducted by the Company or any of the Company Subsidiaries; (e) pledges or deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other social security legislation; (f) deposits to secure the performance of bids, contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the Ordinary Course of Business; (g) zoning and building regulations and restrictive covenants and easements of record that do not detract in any material respect from the value of the Real Property and do not materially and adversely impair the use of any property affected thereby; (h) public utility easements of record to serve the Real Property; (i) Liens not otherwise included as Permitted Liens that are disclosed in real estate title commitments made available by the Company prior to the date hereof or in any real estate title reports made available by the Company prior to the date hereof; (j) all matters disclosed by instruments recorded in the public real property records made available to Parent by the Company; (k) imperfections or defects in title and Liens, the existence of which would not reasonably be expected to impair the operations of the Company or the Company Subsidiaries in any material respect; and (l) Liens listed on Company Disclosure Schedule 1.1(f).

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity.

“Pipelines and Facilities” means (a) the natural gas and natural gas liquids gathering and transmission pipelines owned by the Company and located in Reeves, Culberson, and Loving counties in Texas and Eddy and Lea counties in New Mexico, and (b) all material above ground facilities owned by the Company or the Company Subsidiaries and used in their businesses, including material processing plants, treating plants and compressor stations, but in each case excluding the Low Pressure System.

“Pre-Closing Casualty Loss” means any material casualty loss or material damage to any material assets of the Company or any Company Subsidiary that occurs prior to the Effective Time other than with respect to assets which have been fully repaired or replaced as of the Closing Date.

“Pre-Closing Period” means any Tax period ending on or before the Closing Date.

“Pre-Closing Tax Returns” has the meaning set forth in Section 6.4(a).

“Profit Units” means profits interests or units issued pursuant to the terms of the Company LLC Agreement.

“Real Property” means the Leased Real Property and the Owned Real Property.

“Reasonable Efforts” means a Party’s reasonable commercial efforts without incurring unreasonable expenses.

“Referee” has the meaning set forth in Section 2.10(b).

“Representatives” means Dennis Jaggi, William Waldrip, William Lemmons, Jr., Zachary Kayem, John J. Lendrum, III, Randy Ziebarth, and Chris Work, and any successor representatives appointed in accordance with the procedures set forth in Section 12.1.

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Straddle Tax Returns” has the meaning set forth in Section 6.4(b).

“Subsidiary” or “Subsidiaries” means, with respect to any Person, another Person in which such first Person owns or controls, directly or indirectly, an amount of the voting securities, other voting ownership or voting partnership interests which is sufficient to elect at least a majority of its board of directors or other governing body, or, in the case of a limited partnership, the board of directors or other governing body of its general partner (or, if there are no such voting interests, 50% or more of the equity interests of such Person).

“Subsidiary Interests” means the issued and outstanding member interests in the Company Subsidiaries.

“Supplemental Disclosure Item” has the meaning set forth in Section 4.3.

“Supplemental Disclosure Letter” has the meaning set forth in Section 4.3.

“Surviving Company” has the meaning set forth in Section 2.1.

“Tax” or “Taxes” means (a) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, fuel tax, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, and (b) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (a).

“Tax Proceeding” has the meaning set forth in Section 6.6(c).

“Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Company and/or the Company Subsidiaries.

“Taxing Authority” means any Governmental Authority responsible for the administration of any Tax.

“Termination Date” has the meaning set forth in Section 9.1(b)(ii).

“Third-Party Claim” has the meaning set forth in Section 10.3(a).

“Transaction Documents” means, collectively, this Agreement and each other agreement, document and instrument required to be executed in accordance herewith.

“Transfer Tax” means any real property transfer or excise, sales, use, value added, stamp, documentary, recording, registration, conveyance, stock transfer, intangible property transfer, personal property transfer, gross receipts, registration, duty, securities transactions or similar fees or Taxes or governmental charges (together with any interest or penalty, addition to Tax or additional amount imposed), including, without limitation, any payments made in lieu of any such Taxes or governmental charges, but excluding, for avoidance of doubt, any gross income, modified gross income, net income or franchise taxes.

“Withholding Documents” has the meaning set forth in Section 2.8(b).

“Working Capital” means Current Assets minus Current Liabilities.

“Working Capital Deficiency” means the amount by which the Working Capital Target exceeds the Working Capital.

“Working Capital Surplus” means the amount by which Working Capital exceeds the Working Capital Target.

“Working Capital Target” means zero.

1.2 Rules of Construction.

(a) Each of the parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of their preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.

(b) The inclusion of any information in the Disclosure Schedules shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Disclosure Schedules, that such information is required to be listed in the Disclosure Schedules or that such items are material to the Company or Parent, as the case may be. The headings, if any, of the individual Sections of each of the Disclosure Schedules are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Disclosure Schedules are arranged in Sections corresponding to those contained in Section 3.1 and Section 3.2 merely for convenience, and the disclosure of an item in one Section of the Disclosure Schedules as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on the face of such disclosure, notwithstanding the presence or absence of an appropriate Section of the Disclosure Schedules with respect to such other representations or warranties or an appropriate cross reference thereto.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Disclosure Schedules is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items.

(d) All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.”

Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time. All references to currency herein shall be to, and all payments required hereunder shall be paid in, lawful currency of the United States of America. Unless specifically provided for herein, the term “or” shall not be deemed to be exclusive. The words “will” and “will not” are expressions of command and not merely expressions of future intent or expectation. When used in this Agreement, the word “either” shall be deemed to mean “one or the other”, not “both”. Any item referred to herein as delivered, provided, furnished or made available to Parent or its representatives prior to the date hereof refers to the version of such item available as of October 26, 2014 in the “Project Nuevo Midstream” electronic data room hosted by Intralinks (the “Electronic Data Room”), except with respect to (i) individual Employee compensation information which was delivered by separate disclosure to Parent, (ii) Company board minutes and consents which were reviewed by representatives of the Parent in the Company’s offices, and (iii) real estate and Easements records (which were included in electronic discs physically delivered to Parent for review, or were made available through CLSLink® and CLSLink GIS® Viewer databases made available to Parent for review, or were reviewed by representatives of the Parent in the Company’s offices).

(e) Notwithstanding anything contained in this Agreement to the contrary, except as otherwise expressly provided in this Agreement, the parties hereto agree that no amount shall be (or is intended to be) included, in whole or in part (either as an increase or a reduction), more than once in the calculation of the Merger consideration or any component thereof or calculation relating thereto, in each case, if the effect of such additional inclusion (either as an increase or a reduction) would be to cause such amount to be (i) paid twice for the benefit of the same Person or (ii) deducted twice to the detriment of the same Person, in each case, for purposes of the transactions contemplated by this Agreement.

(f) The parties hereto further covenant and agree that if any provision of this Agreement requires an amount or calculation to be “determined in accordance with this Agreement and GAAP” (or words of similar import), then to the extent that the terms of this Agreement conflict with, or are inconsistent with, GAAP in connection with such determination, the terms of this Agreement shall control.

ARTICLE II

THE MERGER

2.1 Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary shall be merged with and into the Company in accordance with the terms of, and subject to the conditions set forth in, this Agreement and the DLLCA. Following the Merger, the Company shall continue as the surviving company in the Merger (sometimes hereinafter referred to as the “Surviving Company”) and the separate corporate existence of Merger Subsidiary shall cease.

2.2 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, the Company, Parent and Merger Subsidiary shall cause a Certificate of Merger meeting the requirements of the DLLCA (the “Certificate of Merger”) to be properly executed and filed with the Secretary of State of the State of Delaware on the Closing Date. The Merger shall become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the terms and conditions of the DLLCA, or at such other time as Merger Subsidiary and the Company shall agree and specify in the Certificate of Merger, which filing shall be made as soon as practicable on the Closing Date (the “Effective Time”).

2.3 Effect of the Merger. At and after the Effective Time, the Merger shall have the effects provided herein and set forth in the DLLCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, the separate existence of the Company and Merger Subsidiary will cease and, without other transfer, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Subsidiary shall vest in the Surviving Company, and all debts, liabilities, obligations and duties of the Company and Merger Subsidiary shall become the debts, liabilities, obligations and duties of the Surviving Company as if the Surviving Company had itself incurred them.

2.4 Certificate of Formation and Limited Liability Company Agreement. The certificate of formation of the Company and the Company LLC Agreement in effect immediately prior to the Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Company as of the Effective Time, until duly amended in accordance with the provisions thereof and Applicable Laws. As a result of the Merger and effective immediately following the Effective Time, the Company LLC Agreement shall be amended and replaced by the Third Amended and Restated Limited Liability Company Agreement in the form of Exhibit C attached hereto. Upon the effective time of the Merger, the name of the Company (as the surviving company) will be changed to a name selected by Parent which does not include any Company Names and Marks.

2.5 Directors, Managers and Officers. The directors (or managers, as the case may be) and officers of Merger Subsidiary immediately prior to the Effective Time shall be the directors (or managers, as the case may be) and officers of the Surviving Company as of the Effective Time.

2.6 Conversion of Merger Subsidiary Member Interests and Outstanding Company Member Interests. At the Effective Time, by virtue of the Merger and without any action on the part of any party:

(a) All member interests of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall represent 100% of the member interests of the Surviving Company, so that, after the Effective Time, Parent shall be the holder of all of the issued and outstanding member interests of the Surviving Company.

(b) Each Company Member Interest outstanding immediately prior to the Effective Time (each, an “Outstanding Company Member Interest” and collectively, the “Outstanding Company Member Interests”) (i) shall be converted into the right to receive its respective portion of the Closing Merger Consideration plus the Final Adjustment Surplus or minus the Final Adjustment Deficiency in accordance with the provisions of the Company LLC Agreement (such resulting amount, the “Aggregate Member Consideration”), and (ii) shall otherwise cease to be outstanding, shall be canceled and retired and cease to exist.

2.7 Closing of Transfer Books. From and after the Effective Time, the member interest transfer books of the Company shall be closed and no transfer of Company Member Interests shall thereafter be made. From and after the Effective Time, Company Member Interests outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Outstanding Company Member Interests, except as otherwise expressly provided for in this Agreement or by Applicable Law.

2.8 Payments.

(a) At the Closing, Parent shall pay or cause to be paid the following amounts by wire transfers of immediately available funds:

(i) Parent shall pay or cause to be paid to each lender or debt holder under the Loan Agreements, to an account designated by such lender or debt holder in writing, the amount of Debt specified in such lender’s or debt holder’s Pay-Off Letter (collectively, the sum of such Debt amounts for all such payees being hereinafter referred to as the “Debt Pay-Off Amount”);

(ii) Parent shall pay or cause to be paid all Company Transaction Costs that remain outstanding as of the Closing Date to such account or accounts as are designated by the Company in accordance with Section 4.4;

(iii) Parent shall pay or cause to be paid to the Escrow Agent the Escrow Amount; and

(iv) Parent shall, in accordance with written instructions from the Representatives, pay to the Company Member Interest Holders, the Closing Merger Consideration (less the Escrow Amount), by wire transfer of immediately available funds to the respective accounts designated in writing by the Representatives.

For U.S. federal income tax purposes, Parent, the Company and the Representatives agree that the Parent shall be treated as the owner of the Escrow Amount during the term of the Escrow Agreement. The Parties shall not take any action that would be inconsistent with the foregoing.

(b) Withholding.

(i) Each Company Member Interest Holder will be required to deliver to Parent (x) a duly executed certificate of non-foreign status (or, if any such holder is disregarded as separate from another Person for U.S. federal income tax purposes, such certificate will be from such other Person) in the form and manner that complies with Section 1445 of the Code and the Treasury Regulations thereunder (each certificate contemplated by this clause (x) of this Section 2.8(b)(i), a “FIRPTA Certificate”), (y) a completed Internal Revenue Service Form W-9 and (z) any other form or document that may be required or reasonably requested by Parent to allow Parent to pay any merger consideration required to be paid by Parent under this Agreement without withholding or deduction on account of any Tax (the documents contemplated by this Section 2.8(b)(i), the “Withholding Documents”). The Withholding Documents shall be delivered to Parent for review not less than three (3) Business Days prior to the Closing Date and each Withholding Document shall be accurately completed by the applicable Person in a manner reasonably acceptable to Parent.

(ii) If any Company Member Interest Holder fails to provide the documentation required in Section 2.8(b)(i) above, each of the Surviving Company and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Company Member Interest Holders pursuant to this Article II any amounts that the Surviving Company or Parent, as the case may be, is required to deduct and withhold with respect to payment under any provision of federal, state or local income Tax law. If the Surviving Company or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Company Member Interest Holders in respect of which the Surviving Company or the Parent, as the case may be, made such deduction or withholding.

2.9 Closing Adjustment Amount. No later than three (3) Business Days before the Closing Date, the Company shall have delivered to Parent an estimated consolidated balance sheet of the Company and the Company Subsidiaries prepared as of 11:59 p.m. on the date immediately prior to the Closing Date (except as otherwise contemplated by this Agreement) (the “Closing Balance Sheet”), and a statement which sets forth a good faith estimate of the following amounts (as of the Effective Time): (a) the amount of Cash (“Estimated Cash”), (b) the amount of unpaid Debt (“Estimated Debt”), (c) the major components of Working Capital to enable Parent to calculate Working Capital and the amount of Working Capital Surplus or Working Capital Deficiency (“Estimated Working Capital Surplus” or “Estimated Working Capital Deficiency”), and (d) the amount of Growth Capital Expenditures expended or accrued through the Effective Time (the “Estimated Growth Capital Expenditures”), provided that Growth Capital Expenditures shall only be considered to be accrued through the Effective Time to the extent such amounts are included in Current Liabilities in the calculation of Working Capital. The Closing Balance Sheet shall be prepared by the Company in accordance with the Agreed Accounting Principles applied in a manner consistent with the preparation of the Example Working Capital Schedule.

2.10 Final Adjustment Amount.

(a) As promptly as practicable after the Closing Date (but in no event later than one hundred twenty (120) days after the Closing Date), Parent shall cause the Company to prepare and deliver to the Representatives a consolidated balance sheet of the Company and the Company Subsidiaries prepared as of 11:59 p.m. on the date immediately prior to the Closing Date (except as otherwise contemplated by this Agreement) (the “Final Balance Sheet”), and a statement (the “Final Closing Statement”) which shall set forth the following amounts (as of the Effective Time): (i) the amount of Cash (“Closing Cash”), (ii) the amount of unpaid Debt (“Closing Debt”), (iii) the major components of Working Capital to enable the Representatives (on behalf of the Company Member Interest Holders) to calculate Working Capital and the amount of Working Capital Surplus or Working Capital Deficiency as of such time and date

(“Closing Working Capital Surplus” or “Closing Working Capital Deficiency”), and (iv) the final amount of Growth Capital Expenditures expended through the Effective Time (the “Closing Growth Capital Expenditures”). The Final Balance Sheet shall be prepared in accordance with the Agreed Accounting Principles. Following the delivery of the Final Balance Sheet and Final Closing Statement to the Representatives, Parent and the Surviving Company shall afford the Representatives and their representatives the opportunity to examine the Final Balance Sheet, the Final Closing Statement and such supporting schedules, analyses, workpapers, including any audit workpapers, and other underlying records or documentation, as are requested and reasonably necessary and appropriate. Parent and the Surviving Company shall cooperate fully and promptly with the Representatives and their representatives in such examination, including providing answers to reasonable questions asked by the Representatives and their representatives and access to records, and, if applicable, to outside consultants. Notwithstanding the foregoing provisions of this Section 2.10(a), Parent and the Surviving Company shall not be required to grant access or furnish information to the Representatives or their representatives to the extent that such information is subject to an attorney/client or attorney work product privilege.

(b) If within forty-five (45) days following delivery of the Final Balance Sheet and Final Closing Statement to the Representatives, the Representatives have not delivered to Parent written notice (the “Objection Notice”) of their objections to the Final Balance Sheet and/or Final Closing Statement, then Closing Cash, Closing Debt, Closing Working Capital Surplus or Closing Working Capital Deficiency, and Closing Growth Capital Expenditures, as applicable, as set forth in or derived from such Final Balance Sheet and Final Closing Statement shall be deemed final and conclusive and shall be “Final Cash”, “Final Debt”, “Final Working Capital Surplus” or “Final Working Capital Deficiency” and “Final Growth Capital Expenditures”, respectively. If the Representatives deliver the Objection Notice within such 45-day period, then Parent and the Representatives shall endeavor in good faith to resolve the objections, for a period not to exceed fifteen (15) days from the date of delivery of the Objection Notice. If at the end of the 15-day period there are any items that remain in dispute, then the remaining items in dispute shall be submitted for resolution to a “big four” accounting firm to be selected jointly by the Representatives and Parent within the following five (5) days or, if the Representatives and Parent are unable to mutually agree within such five-day period, such accounting firm shall be Grant Thornton LLP (such jointly selected accounting firm or Grant Thornton LLP, the “Referee”). The Referee shall determine any unresolved items within thirty (30) days after the items that remain in dispute are submitted to it. If any items are submitted to the Referee for resolution, (i) each party shall furnish to the Referee such relevant workpapers and other relevant documents and information relating to such items as the Referee may request and are available to that party or its Subsidiaries (or its independent public accountants) and will be afforded the opportunity to present to the Referee any material relating to the determination of the matters in dispute and to discuss such determination with the Referee; (ii) to the extent that a value has been assigned to any item that remains in dispute, the Referee shall not assign a value to such item that is greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party; (iii) the determination by the Referee of Final Cash, Final Debt, Final Working Capital Surplus, Final Working Capital Deficiency, and Final Growth Capital Expenditures, as set forth in a written notice delivered to both parties by the Referee, shall be made in accordance with this Agreement and shall be binding and conclusive on the parties and shall constitute an arbitral award that is final, binding and unappealable and upon which a judgment may be entered by a court having jurisdiction thereof; and (iv) the fees and expenses of the Referee shall be paid by the Parent, provided that Parent will be entitled to a credit for 50% of such fees and expenses on the Final Closing Statement as reflected in the definition of “Final Adjustment Amount.”

(c) To the extent that the Final Adjustment Amount exceeds the Closing Adjustment Amount, such excess (the “Final Adjustment Surplus”) shall be paid by Parent to the Company Member Interest Holders, in accordance with written instructions from the Representatives, within five (5) Business Days of the determination of the Final Adjustment Amount. To the extent that the Final Adjustment Amount is less than the Closing Adjustment Amount, such deficiency (the “Final Adjustment Deficiency”) shall be paid to the Parent by a directed payment out of the Escrow Funds to Parent, pursuant to the terms of the Escrow Agreement. Parent acknowledges and agrees that any items included in the determination of the Final Adjustment Surplus or Final Adjustment Deficiency (to the extent of the value of such items so included) may not form the basis for any claims for indemnification by any Parent Indemnified Party hereunder, as and to the extent contemplated by Article X.

2.11 Purchase Price Allocation. The parties agree to treat the transactions contemplated by this Agreement as a sale of interests in a partnership by the Company Member Interest Holders and a purchase of assets by Parent for U.S. federal income tax purposes pursuant to Revenue Ruling 99-6, 1999-1 C.B. 187, and that neither they nor their Affiliates will take any position inconsistent with such treatment in notices to or filings with Taxing Authorities, in audit or other proceedings with respect to Taxes, or in other documents or notices relating to the transactions contemplated by this Agreement unless required to do so by a final determination as defined in Section 1313 of the Code. The parties shall use Reasonable Efforts to agree to an allocation of the amounts paid pursuant to Section 2.6(b) and any other items constituting consideration for applicable U.S. federal income Tax purposes (to the extent known at such time) among the assets of the Company and the Company Subsidiaries that complies with Section 1060 of the U.S. Internal Revenue Code of 1986, as amended, and the U.S. Treasury regulations promulgated thereunder within thirty (30) days after the Closing Date (the “Allocation”). If the parties reach an agreement with respect to the Allocation, (i) the parties shall use Reasonable Efforts to update the Allocation in a manner consistent with Section 1060 of the Code following any adjustment to the consideration, (ii) the parties shall, (and shall cause their Affiliates to) report consistently with the Allocation in all Tax Returns, including IRS Form 8594, which the parties shall timely file with the IRS, and no party shall take any position in any Tax Return that is inconsistent with the Allocation, as adjusted, in each case, unless required to do so by a final determination as defined in Section 1313 of the Code, and (iii) each of the parties agrees to promptly advise the others regarding the existence of any Tax audit, controversy or litigation related to the Allocation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. The Company represents and warrants to Parent and Merger Subsidiary as follows (provided that none of the representations or warranties in this Article III cover or apply to ownership or operation of the Low Pressure System except to the extent the Low Pressure System is specifically referenced in such representation and warranty):

(a) Good Standing and Other Matters. Each of the Company and each Company Subsidiary is duly organized and is validly existing and in good standing under the laws of its respective jurisdiction of formation or organization, has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business as a foreign limited liability company in good standing in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than any failures so to be so qualified or in good standing that, individually or in the aggregate, would not reasonably be expected to constitute a Material Adverse Effect. A true, correct and complete copy of the Governing Documents of the Company and each Company Subsidiary, as in effect on the date of this Agreement, has been furnished or made available to Parent or its representatives.

(b) Ownership; Capitalization of the Company. The number of Class A Units, Class B Units and Profit Units issued and outstanding and record ownership of such Outstanding Company Member Interests, in each case as of the date of this Agreement, are set forth on Company Disclosure Schedule 3.1(b). Except as set forth on Company Disclosure Schedule 3.1(b), no bonds, debentures, notes or other instruments or evidence of indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which the Company’s Member Interest Holders may vote are issued or outstanding. All outstanding Class A Units, Class B Units and Profit Units were duly authorized and validly issued and are fully paid and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the DLLCA), and were not issued in violation of any preemptive or other similar rights. Except as set forth on Company Disclosure Schedule 3.1(b), there are outstanding (i) no Equity Interests or other voting securities of the Company; (ii) no securities of the Company convertible into, or exchangeable or exercisable for, Equity Interests or other voting securities of the Company; and (iii) no options, warrants, calls, rights, commitments or agreements to which the Company is a party or by which it is bound, in any case obligating the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, any Equity Interests or other voting securities of the Company, or obligating the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

(c) Subsidiaries.

(i) All Subsidiaries of the Company, their respective jurisdictions of incorporation or organization and their respective jurisdictions where qualified to do business are set forth on Company Disclosure Schedule 3.1(c).

(ii) Except for the Company’s ownership of the Company Subsidiaries as set forth on Company Disclosure Schedule 3.1(c), neither the Company nor any Company Subsidiary owns, directly or indirectly, any Equity Interest in any other Person.

(iii) The Company directly or indirectly is the record and beneficial owner of all of the Subsidiary Interests and such Subsidiary Interests are owned free and clear of all (A) Liens (other than Permitted Liens), (B) transfer restrictions (other than any such transfer restrictions of general applicability under Applicable Law) and (C) voting agreements, voting restrictions and other agreements or arrangements with respect to the ownership, voting, control or transfer of such Equity Interests. Each Subsidiary Interest was duly authorized and validly issued and is fully paid and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the DLLCA), and no Subsidiary Interests have been issued in violation of any preemptive or similar rights. Except as set forth on Company Disclosure Schedule 3.1(c), there are outstanding (X) no Equity Interests or other voting securities of the Company Subsidiaries; (Y) no securities of any Company Subsidiary convertible into, or exchangeable or exercisable for, Equity Interests or other voting securities of any Company Subsidiary; and (Z) no options, warrants, calls, rights, commitments or agreements to which any Company Subsidiary is a party or by which it is bound, in any case obligating such Company Subsidiary to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, any Equity Interests or other voting securities of such Company Subsidiary, or obligating such Company Subsidiary to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

(d) Authority. The Company has the requisite limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated herein and therein. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated herein or therein have been duly and validly authorized by all necessary limited liability company action on the part of the Company and by all necessary action on the part of the holders of the Company’s Equity Interests. No other limited liability company actions on the part of the Company or any Company Subsidiary, and no other actions on the part of any of the holders of the Company Member Interests, are necessary to authorize this Agreement and the other Transaction Documents to which the Company is a party, to perform the obligations of the Company hereunder and thereunder or for the Company to consummate the transactions contemplated herein and therein. This Agreement and each of the other Transaction Documents to which the Company is or will be a party have been, or upon execution and delivery thereof will be, duly and validly executed and delivered by the Company and, assuming that this Agreement and the other Transaction Documents to which the Company is a party constitute the valid and binding agreement of the other parties hereto and thereto, constitute, or upon execution and delivery will constitute, the valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms and conditions, except that the enforcement hereof and thereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(e) No Conflict; Required Filings and Consents. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, and the consummation by the Company of the transactions contemplated herein and therein, do not and will not, (i) violate, conflict with or result in any breach of any provision of the Governing Documents of the Company or any Company Subsidiary; (ii) violate any Applicable Law binding upon the Company or any Company Subsidiary; (iii) except as set forth on Company Disclosure Schedule 3.1(e), violate, conflict with or result in a violation or breach of, constitute a default (with or without due notice or lapse of time or both) under, or give rise to any right of termination, cancellation, modification or acceleration of any right or obligation of the Company or any Company Subsidiary or any other Person or to a loss of any benefit to which the Company or any Company Subsidiary is entitled under, any of the terms, conditions or provisions of any Contract to which the Company or any Company Subsidiary is a party or by which the Company, any Company Subsidiary or any material portion of their respective assets is bound or (iv) result in the imposition of any Lien (other than Permitted Liens) on any assets or property of the Company or any Company Subsidiary; except, with respect to clause (iii), such violations, conflicts, breaches or defaults that, individually or in the aggregate, would not reasonably be expected to constitute a Material Adverse Effect. No Consent of any Governmental Authority or any other Person is required by the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party or the consummation by the Company of the transactions contemplated herein or therein, except for (A) the filing of a pre-merger notification and report form under the HSR Act, and the expiration or termination of the applicable waiting period thereunder, (B) the filing of a Certificate of Merger with the Secretary of State of Delaware, (C) such Consents set forth on Company Disclosure Schedule 3.1(e), and (D) such other consents or approvals which are customarily obtained or made post-closing or, if not obtained, would not materially and adversely impact the business or operations of the Company or the Company Subsidiaries.

(f) Financial Statements.

(i) Set forth on Company Disclosure Schedule 3.1(f)(i) are copies of (A) the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2013, together with the audited consolidated statements of operations, cash flows and Members’ equity of the Company and the Company Subsidiaries for the year then ended, and the related notes thereto, accompanied by the reports thereon of UHY LLP, independent public accountants, and (B) the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of June 30, 2014 (the “Balance Sheet”), together with the related unaudited consolidated statements of operations, cash flows and members’ equity of the Company and the Company Subsidiaries for the six-month period then ended (such audited and unaudited financial statements collectively being referred to herein as the “Financial Statements”). The Financial Statements, together with the notes thereto, have been prepared in accordance with GAAP (except that the unaudited Financial Statements do not contain notes required by GAAP and are subject to normal year-end audit adjustments) applied on a consistent basis throughout the periods covered thereby (except to the extent disclosed therein or required by changes in GAAP) and fairly present in all material respects the consolidated financial position of the Company and the Company Subsidiaries at the dates thereof and the consolidated results of the operations and cash flows of the Company and the Company Subsidiaries for the respective periods indicated.

(ii) None of the Company or any Company Subsidiary has any liabilities or obligations of a nature required by GAAP (except for the exceptions to GAAP reflected in the Accepted Accounting Principles) to be reflected in a balance sheet other than those (A) reflected in, fully reserved against or otherwise described in the Balance Sheet, (B) set forth in the Company Disclosure Schedule 3.1(f)(ii), or (C) incurred in the Ordinary Course of Business since the Balance Sheet Date.

(g) Ordinary Course of Business; Pre-Closing Casualty Losses. Except as set forth on Company Disclosure Schedule 3.1(g)(i), or as provided in or contemplated by this Agreement or the other Transaction Documents, since January 1, 2014 and prior to the date of this Agreement, the Company and each of its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business. There have been no Pre-Closing Casualty Losses that will remain outstanding and uncured as of the Closing and that, individually or in the aggregate, would reasonably be expected to constitute a Material Adverse Effect. Except as set forth on Company Disclosure Schedule 3.1(g)(ii), or as expressly provided in this Agreement or the other Transaction Documents, none of the Company or any Company Subsidiary has taken any action since the Balance Sheet Date that, if taken after the date hereof and prior to Closing, would violate the provisions of Section 4.1(f), (i), (j) or (k).

(h) Compliance with Applicable Laws; Permits. Except as set forth on Company Disclosure Schedule 3.1(h), each of the Company and the Company Subsidiaries (i) is, and has been since January 1, 2012, in compliance in all material respects with all Applicable Laws in connection with its conduct of business, and (ii) holds and is in material compliance, in all material respects, with all material permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Authorities necessary for the lawful conduct of its business (the “Company Permits”), except for any such Company Permits the absence or omission of which would not, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect. To the Knowledge of the Company and except as set forth on Company Disclosure Schedule 3.1(h), none of the Company or the Company Subsidiaries has received any written notices from any Governmental Authority of violation with respect to any Applicable Law, which alleged violation remains unresolved. To the Knowledge of the Company and except as set forth on Company Disclosure Schedule 3.1(h), all Company Permits are valid and in full force and effect and no Governmental Authority has taken or threatened to take any action to terminate, cancel or adversely modify any such Company Permit. To the Knowledge of the Company, none of the Company Permits will terminate or become terminable as a result of the transactions contemplated hereby and by the other Transaction Documents. For purposes of this Section 3.1(h), the term “Applicable Laws,” as used in clause (i) above, shall not include any Environmental Laws or the subject matter of Section 3.1(n). Environmental Permits are not covered by clause (ii) above, but rather are addressed only in Section 3.1(n)(iii).

(i) Absence of Litigation and Orders. Except as set forth on Company Disclosure Schedule 3.1(i), there is no action, civil or criminal lawsuit, proceeding, investigation or arbitration pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries, or against Insperity with regard to any employees co-employed by the Company or a Company Subsidiary and Insperity, nor are there any reviews or investigations relating to the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened, except, in either case, for any such claims, actions, charges, suits, inquiries, proceedings, grievances, arbitrations or investigations that, individually or in the aggregate, if resolved adversely to the Company or such Company Subsidiary, would reasonably be expected to be fully resolved through the payment of monies in excess of $100,000 or result in a non-monetary penalty or restriction on the Company or a Company Subsidiary. Except as set forth on Company Disclosure Schedule 3.1(i), neither the Company nor any Company Subsidiary is subject to any outstanding judgment, order or decree of any Governmental Authority which materially impairs or restricts the assets, properties or operations of the Company or any of the Company Subsidiaries, nor is any such judgment, order or decree pending or, to the Knowledge of the Company, threatened. To the Knowledge of the Company, no event has occurred and no circumstances exist that could give rise to or serve as the basis for the commencement of any such action, suit, investigation or proceeding or the entry of any such judgment, order or decree.

(j) Insurance. Set forth on Company Disclosure Schedule 3.1(j) is a true, correct and complete list of all material workers’ compensation, title, fire, general liability, fiduciary liability, directors’ and officers’ liability, malpractice liability, theft and other forms of property and casualty insurance held by the Company and each of the Company Subsidiaries and all insurance related fidelity bonds that are material to the Company and the Company Subsidiaries (collectively, the “Insurance Policies”). Company Disclosure Schedule 3.1(j) contains a true and complete list of each claim made since January 1, 2012 under any Insurance Policy for an amount in excess of $250,000, including a brief description of the claim and its resolution. The policies listed on Company Disclosure Schedule 3.1(j) are in such amounts and cover such losses as is customary in the industries in which the Company and the Company Subsidiaries operate. There is no material claim pending under any such policy as to which coverage has been denied by the insurer other than customary indications as to reservation of rights by insurers, and neither the Company nor any Company Subsidiary has received written notice of cancellation of any such insurance policies. To the Knowledge of the Company, as of the date hereof, each of Company and the Company Subsidiaries has given notice to each insurer under each insurance policy held by the Company, or the Company Subsidiaries, of any and all claims that may be insured thereby, and has diligently pursued such claims, and to the Knowledge of the Company, the Company or the applicable Company Subsidiary will be paid in accordance with the terms and conditions of the applicable policy. Except for policies that have been, or are scheduled to be, terminated in the Ordinary Course of Business and in accordance with the terms thereof, each of the insurance policies set forth on Company Disclosure Schedule 3.1(j) is, to the Company’s Knowledge, in full force and effect. True and correct copies of all Insurance Policies have been made available to Parent and its representatives.

(k) Owned Real Property.

(i) Set forth on Company Disclosure Schedule 3.1(k) is a list of all the Owned Real Property. Except as expressly identified on Company Disclosure Schedule 3.1(k), none of the Company or any Company Subsidiary has owned any real property in fee. Except as otherwise reflected on Company Disclosure Schedule 3.1(k), the Company and the Company Subsidiaries, as applicable, have good, defensible and valid title to the Owned Real Property not related to the Low Pressure System and reflected on Company Disclosure Schedule 3.1(k), free and clear of Liens, other than Permitted Liens. To the Knowledge of the Company, the Company and the Company Subsidiaries, as applicable, have good, defensible and valid title to the Owned Real Property related to the Low Pressure System and reflected on Company Disclosure Schedule 3.1(k), free and clear of Liens, other than Permitted Liens.

(ii) The Company has delivered or made available to Parent true and complete copies of all title insurance policies, opinions, abstracts and surveys in the possession of Company relating to the material Owned Real Property.

(iii) With respect to the Owned Real Property not relating to the Low Pressure System, there are no existing or, to the Knowledge of the Company, threatened condemnation proceedings that affect such Owned Real Property or any material portion thereof.

(iv) With respect to the Owned Real Property relating to the Low Pressure System, there are no existing or, to the Knowledge of the Company, threatened condemnation proceedings that affect such Owned Real Property or any material portion thereof.

(l) Leased Real Property. Set forth on Company Disclosure Schedule 3.1(l) is a list of all Leased Real Property. Each lease referenced on Company Disclosure Schedule 3.1(l) (each, a “Company Lease”) is a valid and binding obligation of the Company or one of the Company Subsidiaries and to the Knowledge of the Company is a valid and binding obligation of the counterparties thereto, and (subject to any of such leases being terminated in the Ordinary Course of Business and in accordance with the terms thereof), to the Knowledge of the Company, is in full force and effect. Except as otherwise set forth on Company Disclosure Schedule 3.1(l), neither the Company nor any of the Company Subsidiaries is in default in any material respect under any Company Lease not relating to the Low Pressure System set forth on Company Disclosure Schedule 3.1(l), and to the Knowledge of the Company, no counterparty to any such Company Lease is in default in any material respect thereunder. Except as otherwise set forth on Company Disclosure Schedule 3.1(l), to the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries is in default in any material respect under any Company Lease set forth on Company Disclosure Schedule 3.1(l) which relates to, or is used in, the Low Pressure System, and to the Knowledge of the Company, no counterparty to any such Company Lease is in default in any material respect thereunder. None of the Company or any Company Subsidiary has received written notice of any breach of the terms of any lease listed on Schedule 3.1(l) which would allow revocation or termination of such lease or would result in any impairment of the rights of the Company or applicable Company Subsidiary in and to any such lease, except for any such revocations, terminations or impairments that, individually or in the aggregate, would not reasonably be expected constitute a Material Adverse Effect. The Company has made available to Parent prior to the date hereof a true, correct and complete copy of each Company Lease.

(m) Easements. The Company has made available to Parent true and complete copies of the documents in the possession of the Company and the Company Subsidiaries creating all material Easements used by the Company and the Company Subsidiaries in the conduct of their businesses (other than those relating to the Low Pressure System). Except as set forth in Company Disclosure Schedule 3.1(m), such Easements represent all Easements that are reasonably necessary for the Company or the applicable Company Subsidiary to use and operate its respective assets and properties in the manner that such assets and properties are currently used and operated (other than those relating to the Low Pressure System). The Company has made available to Parent true and complete copies of the documents in the possession of the Company and the Company Subsidiaries creating all Easements used by the Company and the Company Subsidiaries in the conduct of their businesses and relating to the Low Pressure System. Except as set forth on Company Disclosure Schedule 3.1(m), neither the Company nor any Company Subsidiary is in default under any material Easements not relating to the Low Pressure System, except for any such default that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company, except as set forth on Company Disclosure Schedule 3.1(m), neither the Company nor any Company Subsidiary is in default under any material Easements relating to the Low Pressure System, except for any such defaults that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. None of the Company or any Company Subsidiary has received written notice of any breach of the terms of any material Easement which would allow revocation or termination of such Easement or would result in any impairment of the rights of the Company or applicable Company Subsidiary in and to any such Easement, except for any such revocations, terminations or impairments that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Except as set forth in Company Disclosure Schedule 3.1(m), there are no gaps in the Easements (including any gaps arising as a result of any breach by the Company or any Company Subsidiary of the terms of any Easement) not relating to the Low Pressure System, and to the Knowledge of the Company, there are no such gaps in the Easements relating to the Low Pressure System; other than gaps that, individually or in the aggregate, would not reasonably be expected to have a material impact on or impair the operations of the Company and the Company Subsidiaries taken as a whole. Parent acknowledges that the Company may be in the process of obtaining Easements required for various portions of the Company’s systems or facilities that are under construction.

(n) Environmental Matters. Except as otherwise set forth on Company Disclosure Schedule 3.1(n):

(i) The operations of the Company and the Company Subsidiaries (including the Low Pressure System) are, and since January 1, 2012, have been, in compliance in all material respects with all applicable Environmental Laws;

(ii) No judicial or administrative proceedings or investigations are pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries alleging the violation of any applicable Environmental Laws, and no notice from any Governmental Authority or any private or public Person has been received by the Company or any of the Company Subsidiaries claiming any violation of any applicable Environmental Laws by the Company or any Company Subsidiary, or requiring any material remediation of any real property currently or formerly owned, operated or leased by the Company or any of the Company Subsidiaries, including the Owned Real Property, that is necessary to comply with any applicable Environmental Laws and that has not been complied with or otherwise resolved;

(iii) All material permits, registrations, licenses and authorizations required to be obtained or filed by the Company or any of the Company Subsidiaries under any applicable Environmental Laws in connection with the Company’s or any of the Company

Subsidiaries’ operations (including the Low Pressure System) have been duly obtained or filed for, except where the failure to have obtained or filed such permits, registrations, licenses and authorizations would not be reasonably likely to materially impair the operations of the Company and the Company Subsidiaries taken as a whole. Since January 1, 2012, the Company and the Company Subsidiaries (including the Low Pressure System) and the occupation of the Owned Real Property have complied in all material respects, and are in compliance in all material respects, with each such permit, registration, license and authorization, and each is in full force and effect;

(iv) To the Knowledge of the Company, none of the following exists at any Owned Real Property: (A) underground storage tanks, (B) asbestos containing material in any form or condition, (C) materials or equipment containing polychlorinated biphenyls, or (D) landfills, surface impoundments, or disposal areas which, in each case, would be reasonably likely to result in Damages to the Company as a result of a violation of Environmental Law;

(v) There is no, and to the Company’s Knowledge, has not been, any release, transport or disposal, or arrangement for transport or disposal, of Hazardous Materials (x) at or from the Owned Real Property or (y) to the Knowledge of the Company, from any real property offsite the Owned Real Property, in each case of (x) or (y), which would give rise to material liabilities or remedial obligations of the Company or any Company Subsidiary under applicable Environmental Laws;

(vi) Neither the Company nor any Company Subsidiary has expressly assumed by written contract any material liability, including any material obligation for remedial action, of any Person (other than a Governmental Authority) relating to Environmental Laws.

Environmental matters are addressed only in this Section 3.1(n) and not by other representations and warranties made herein.

(o) Taxes. Except as set forth on Company Disclosure Schedule 3.1(o):

(i) (A) All material Tax Returns which are required to be filed by the Company or any of the Company Subsidiaries have been filed, and such returns were true, correct and complete in all material respects when filed; (B) all material Taxes which have become due on or before the Effective Time have been paid in full; and (C) all withholding Tax requirements imposed on or with respect to the Company or any of the Company Subsidiaries have been satisfied in all material respects;

(ii) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any material Tax by the Company or any of the Company Subsidiaries;

(iii) No outstanding material claim, assessment or deficiency against the Company or any of the Company Subsidiaries for any Taxes has been asserted in writing by any Government Authority;

(iv) There is no existing Tax sharing agreement or similar arrangement or allocation that may or will require that any payment be made by or to the Company or any of the Company Subsidiaries on or after the Effective Time, and neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) (A) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), (B) as transferee, (C) as successor, or (D) otherwise;

(v) Each of the Company and the Company Subsidiaries is an entity that is and has been (since inception) disregarded or treated as a partnership for purposes of U.S. federal and applicable state income Tax purposes and it has not made any filings with any Taxing authority, including Form 8832 with the IRS, to be treated as an association taxable as a corporation for income Tax purposes; and

(vi) Each of the Company and the Company Subsidiaries has made all withholding payments required by, Chapters 3, 4, 24, and 61 of Subtitle A of the Code, and has retained in its books and records adequate supporting documentation.

Tax matters are addressed only in this Section 3.1(o) and not by any other representations and warranties made herein, except to the extent Taxes are explicitly referenced in another representation or warranty.

(p) Material Contracts.

(i) Company Disclosure Schedule 3.1(p)(i) contains a list of all Material Contracts (as defined in Section 3.1(p)(ii) below) to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is otherwise bound. A true, correct and complete copy of each Material Contract has been furnished or made available to Parent or its representatives.

(ii) Material Contracts of the Company and the Company Subsidiaries (“Material Contracts”) shall include:

(A) any Contracts with third parties which would be reasonably expected to involve payments to or from the Company or a Company Subsidiary of $1,000,000 or more in any twelve (12) month period, pursuant to which the Company or a Company Subsidiary gathers, processes, treats, transports, stores, sells or purchases hydrocarbons or the products therefrom;

(B) any Contracts for the construction of gathering or other pipeline systems or processing, compression, treating or storage facilities other than any such Contracts that are reasonably expected to require aggregate payments of less than $2,500,000 or are terminable by the Company or applicable Company Subsidiary on sixty (60) days’ notice or less without payment by the Company or any Company Subsidiary of any penalty;

(C) any Contracts (not described in clause (A) or (B) above) which would be reasonably expected to involve payments to or from the Company or a Company Subsidiary of $1,000,000 or more in any twelve (12) month period, other than Contracts relating to the sale of obsolete or excess assets not required for the Company’s operations in the Ordinary Course of Business and Contracts that are terminable by the Company or a Company Subsidiary on sixty (60) days’ notice or less without payment by the Company or any Company Subsidiary of any penalty;

(D) any Contracts under which the Company or any Company Subsidiary assumed or guaranteed any outstanding Debt of a third party (including any Company Member Interest Holder or Affiliate thereof);

(E) any outstanding futures, swap, collar, put, call, floor, cap, option, hedging, forward sale or other derivative Contracts involving hydrocarbons or other commodities;

(F) any Contracts relating to the acquisition (by merger, purchase of stock or assets or otherwise) by the Company or any Company Subsidiary of any operating business or equity interests of any other Person which contain continuing obligations of the Company or any Company Subsidiary and which could reasonably require the payment of monies by the Company or any Company Subsidiary to the applicable sellers thereunder;

(G) each joint venture, partnership or any other Contract involving a sharing of profits or losses by the Company or any of the Company Subsidiaries with any other Person;

(H) each Contract with any director, officer, member, employee or Affiliate of the Company or any of the Company Subsidiaries; and

(I) the Loan Agreements and each other indenture, mortgage, promissory note or other agreement or commitment for the borrowing of money, or for a line of credit.

(iii) Except as set forth on Company Disclosure Schedule 3.1(p)(iii), neither the Company nor any of its Subsidiaries is a party to:

(A) any Contract containing covenants that in any way purport to restrict or prohibit, in any material respect, the business activity of the Company or any of the Company Subsidiaries or materially limit the freedom of the Company or any of the Company Subsidiaries thereof to engage in any line of business or to compete with any Person; or

(B) any Contract that grants to a third Person a right of first refusal, option, preferential right or similar right to acquire properties or assets of the Company or any Company Subsidiary or any Contract that grants to a third party a power of attorney of the Company or any Company Subsidiary.

(iv) Except as set forth on Company Disclosure Schedule 3.1(p)(iv), each Material Contract is a valid and binding agreement of the Company or the Company Subsidiary, as the case may be, party thereto and, to the Knowledge of the Company, the counterparties thereto, and is in full force and effect and is enforceable against the Company or the applicable Company Subsidiary, and, to the Knowledge of the Company, the other parties thereto, as the case may be, in accordance with its terms, except to the extent that the enforcement thereof may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally and (B) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity). Neither the Company nor any Company Subsidiary is in default or breach in any material respect, or has received written notice of any material default or breach (or any event that, with notice or lapse of time or both, would constitute a material default or breach), under the terms of any such Material Contract. To the Knowledge of the Company, no counterparty to any Material Contract is in default or breach, in any material respect, of such Material Contract. The Company has made available to Parent prior to the date hereof a true and correct copy of each Material Contract.

(q) ERISA Compliance. Except as set forth on Company Disclosure Schedule 3.1(q):

(i) Neither the Company nor any entity required to be aggregated with the Company under Section 414(b) or 414(c) of the Code (the “Aggregated Group”) sponsors, maintains or contributes to any Employee Benefit Plan that is not provided through Insperity. Neither the Company nor any member of the Aggregated Group has any material liability with respect to any Employee Benefit Plan that is subject to Title IV of ERISA or Section 412 of the Code (including any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA) or has had any obligation to contribute to any Employee Benefit Plan that is subject to title IV of ERISA or Section 412 of the Code (including any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA).

(ii) The consummation of the Merger alone, or in combination with any other event, will not give rise to any liability under any Employee Benefit Plan, including any liability for severance pay or transaction bonuses, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee, officer or director of the Company or any Company Subsidiary (whether current, former or retired) or their beneficiaries.

(r) Pipelines and Facilities. The Company and the Company Subsidiaries, as applicable, have good and valid title to all of the material Pipelines and Facilities free and clear of all Liens other than Permitted Liens. To the Knowledge of the Company, the Pipelines and Facilities are in such working order and state of repair (subject to ordinary wear and tear, maintenance and repairs made in the Ordinary Course of Business, and provided that various expansion projects will be in progress as of the Closing), as to be adequate taken as a whole, in all material respects, for normal operations consistent with the Company’s and Company Subsidiaries’ current practices and operations.

(s) Labor and Company Employee Matters.

(i) Except as set forth on Company Disclosure Schedule 3.1(s)(i), there are no collective bargaining or other labor union agreements to which the Company or any of the Company Subsidiaries is a party or by which any of them are bound. Except as set forth on Company Disclosure Schedule 3.1(s)(i), neither the Company nor any of the Company Subsidiaries is engaged in any unfair labor practices in violation of Applicable Laws. Except as set forth on Company Disclosure Schedule 3.1(s)(i), since January 1, 2012, no unfair labor practice complaint or material labor or employment-related charge or complaint has been brought against the Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Authority, no such charges or complaints are pending or unresolved, and, to the Company’s Knowledge, no such charges or complaints are threatened. Since January 1, 2012, there has been no work stoppage, strike, picketing, union organizing, request or petition for union representation, or other material labor dispute by or with the Company Employees or any other employees of the Company or its Affiliates, nor, to the Company’s Knowledge, is any such dispute threatened. Since January 1, 2012, with respect to the Company Employees and all other employees of the Company and its Affiliates, the Company and its Affiliates and, to the Knowledge of the Company, Insperity have complied in all material respects with all Applicable Laws relating to employment, equal employment opportunity, nondiscrimination, wages, hours, benefits, the payment of Social Security and similar taxes, and occupational safety and health. None of the Company or any Company Subsidiary or, to the Knowledge of the Company, Insperity is liable for the payment of material compensation, damages, taxes, fines, penalties or other amounts, however designated, as a result of the Company’s or its Affiliates’ or Insperity’s failure to comply with such Applicable Laws. Since January 1, 2012, all employees of the Company, and co-employees of the Company and Insperity, have been properly classified by the Company with respect to their exempt status under applicable wage and hour laws, and neither the Company, nor, to the Knowledge of the Company, Insperity has misclassified any independent contractor that performs services for the Company. Except as set forth on Company Disclosure Schedule 3.1(s)(i) no collective bargaining agreement is currently being negotiated by the Company or any of the Company Subsidiaries. Except as set forth on Company Disclosure Schedule 3.1(s)(i), no collective bargaining agreement, employment agreement, or other agreement with or covering any Company employees, contains any term or condition that creates an obligation of payment by the Company or any Company Subsidiary as a result of closing of the Merger or precludes or otherwise limits the Merger or the Closing.

(ii) Company Disclosure Schedule 3.1(s)(ii) lists all employees of the Company and the Company Subsidiaries as of the date hereof (the “Company Employees”), and includes, with respect to each Company Employee, his or her name, employing entity, location, and position or job title. Compensation levels for such Company Employees (including base salary or hourly rate of pay, bonuses and commissions) has been made available or provided to Parent separately. The Company has entered into a services agreement (the “Insperity Agreement”) with Insperity PEO Services, L.P. (“Insperity”) under which Insperity and the Company are co-employers of the Company Employees. Pursuant to the Insperity Agreement, Insperity is responsible for, among other things, paying salaries and wages, complying with reporting and payment of federal and state payroll Taxes, and providing benefits to the Company Employees. The Company has complied in all material respects with its obligations under the Insperity Agreement. Since January 1, 2012, neither the Company nor any Company Subsidiary has experienced a “plant closing,” “business closing,” or “mass layoff” as defined in the WARN Act or any similar state or local law or regulation affecting any site of employment of the Company or any Company Subsidiary or one or more facilities or operating units within any site of employment or facility.

(t) Intellectual Property. Set forth on Company Disclosure Schedule 3.1(t) is a list of all issued patents and pending patent applications, registered trademarks and registered domain names owned by the Company or one of the Company Subsidiaries and all other material Intellectual Property necessary to the conduct of the businesses of the Company and the Company Subsidiaries as currently conducted, including a list of all agreements (excluding licenses for commercially available “off-the-shelf” software with annual fees of less than $100,000 and the Excluded Assets) pursuant to which any material Intellectual Property is licensed to the Company or any of the Company Subsidiaries. The Company or one of the Company Subsidiaries owns, or has the license or right to use, all Intellectual Property currently used and necessary to conduct its business as presently conducted, except for any such license or rights the absence or omission of which would not, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect. The conduct of the business of the Company and the Company Subsidiaries as currently conducted has not infringed or misappropriated any Intellectual Property of any third party, except for any such infringements or misappropriations that, individually or in the aggregate, would not reasonably be expected to constitute a Material Adverse Effect. No third party has asserted against the Company or any of the Company Subsidiaries a claim in writing that the Company or any of the Company Subsidiaries is infringing the Intellectual Property of such third party. To the Knowledge of the Company, no third party is infringing the Intellectual Property owned or exclusively licensed by the Company or one of the Company Subsidiaries, except for any such infringements that, individually or in the aggregate, would not reasonably be expected to constitute a Material Adverse Effect.

(u) Broker’s Commissions. Except as set forth on Company Disclosure Schedule 3.1(u), neither the Company nor any Company Subsidiary has, directly or indirectly, entered into any agreement with any Person that would obligate Parent, the Company, any Company Subsidiary or the Surviving Company to pay any commission, brokerage fee or “finder’s fee” in connection with the transactions contemplated herein.

(v) Business Guaranties. Except as set forth on Company Disclosure Schedule 3.1(v), there is no Company Guarantee and Surety provided in support of the obligations or operations of the Company or any Company Subsidiary.

(w) Regulatory Status. Except as otherwise set forth on Company Disclosure Schedule 3.1(w), the Company is not currently regulated by the Federal Energy Regulatory Commission as a “natural gas company” under the Natural Gas Act or as a “utility,” “public service company,” or similar designation(s) by any state public service commission or as a “holding company” or similar designation of such regulated entity or by the Department of Transportation under the Pipeline and Hazardous Materials Safety Administration Rules on Pipeline Integrity Management. Without limiting the foregoing, except as otherwise set forth on Company Disclosure Schedule 3.1(w), the rates charged by the Company are not currently regulated by the Federal Energy Regulatory Commission under the Interstate Commerce Act or the Natural Gas Policy Act of 1978.

(x) Absence of Certain Claims.

(i) No Company Member Interest Holder has any claim against the Company or any Company Subsidiary (and none of the Company or any Company Subsidiary has any liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, disputed or undisputed, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise) to any such Company Member Interest Holder) other than with respect to (A) obligations arising out of or under the director and officer indemnification protections afforded such Person under the terms of the Company LLC Agreement and Section 5.2 hereof, (B) reimbursement of Company expense account items incurred in the Ordinary Course of Business, (C) accrued and unused vacation pay and other benefits accrued and payable under the Employee Benefit Plans set forth on Company Disclosure Schedule 3.1(q), (D) accrued and unpaid salary payable by the Company to such Person in the Ordinary Course of Business, and (E) obligations of the Company arising out of or under any of the Ancillary Documents, in each case, with respect to clauses (A) through (D) of this Section 3.1(x), as such exceptions may apply to a Company Member Interest Holder that is a natural person.

(ii) Without limiting the generality of the foregoing: (A) the Company has not heretofore made or been required to make any distributions to the Company Member Interest Holders under the Company LLC Agreement; (B) other than the Company LLC Agreement (including the Profits Interest granted thereunder) and director and officer indemnification obligations thereunder or under Section 5.2 hereof, there are no Contracts between any Company Member Interest Holder, on the one hand, and the Company or any Company Subsidiary, on the other hand, pursuant to which the Company or any Company Subsidiary now has, or following the Closing will have, an obligation to make payments to (or satisfy any other obligation of) such Company Member Interest Holder; and (C) effective as of the Closing, the Company Member Interests owned by a Company Member Interest Holder will be converted into the right to receive only such Company Member Interest Holder’s proportionate share (based on the Company LLC Agreement) of the merger consideration paid by Parent and Merger Subsidiary pursuant to this Agreement.

3.2 Representations and Warranties of Parent and Merger Subsidiary. Except as set forth on the Parent Disclosure Schedule, Parent and Merger Subsidiary jointly and severally represent and warrant to the Company and the Company Member Interest Holders as follows:

(a) Organization Good Standing and Other Matters. Parent is a limited partnership, duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business as a foreign limited partnership in good standing to conduct business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than any failures to be so qualified or in good standing that, individually or in the aggregate, would not reasonably be expected to materially impair the ability of Parent and Merger Subsidiary to consummate the transactions contemplated in this Agreement. Merger Subsidiary is a limited liability company duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business as a foreign limited partnership in good standing to conduct business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than any failures to be so qualified or in good standing that, individually or in the aggregate, would not reasonably be expected to materially impair the ability of Parent and Merger Subsidiary to consummate the transactions contemplated in this Agreement. Merger Subsidiary is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of formation, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business as a foreign limited liability company in good standing to conduct business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than any failures to be so qualified or in good standing that, individually or in the aggregate, would not reasonably be expected to materially impair the ability of Parent and Merger Subsidiary to consummate the transactions contemplated in this Agreement. Parent indirectly owns all of the issued and outstanding member interests of Merger Subsidiary, free and clear of all Liens. A true, correct and complete copy of the Governing Documents of Parent and Merger Subsidiary, as in effect on the date of this Agreement, has been furnished to the Company and the Representatives.

(b) Authority. Each of Parent and Merger Subsidiary has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated herein and therein. The execution, delivery and performance of this Agreement and the other Transaction Documents by each of Parent and Merger Subsidiary and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by all necessary action on the part of each of Parent and Merger Subsidiary. No other proceedings on the part of Parent and Merger Subsidiary are necessary to authorize this Agreement and the other Transaction Documents to which Parent and Merger Subsidiary is a party, to perform the obligations of Parent and Merger Subsidiary hereunder and thereunder or for Parent and Merger Subsidiary to consummate the transactions contemplated herein and therein. This Agreement and each of the other Transaction Documents to which Parent and Merger Subsidiary is or will be a party have been, or upon execution and delivery will be, duly and validly executed and delivered by each of Parent and Merger Subsidiary and, assuming that this Agreement and the other Transaction Documents to which Parent or Merger Subsidiary is a party constitute the valid and binding agreement of the other parties thereto, constitute, or upon execution and delivery will constitute, the valid and binding obligations of each of Parent and Merger Subsidiary, enforceable against each of Parent and Merger Subsidiary in accordance with their respective terms and conditions, except that the enforcement hereof and thereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(c) No Conflict; Required Filings and Consents. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the other Transaction Documents to which either is a party, and the consummation of the transactions contemplated herein and therein, do not and will not, (i) violate, conflict with, or result in any breach of any provisions of the Governing Documents of Parent or Merger Subsidiary; (ii) violate any Applicable Law binding upon Parent or Merger Subsidiary; or (iii) violate, conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under, any of the terms, conditions or provisions of any Contract to which Parent or Merger Subsidiary is a party or by which Parent or Merger Subsidiary or any material portion of their respective assets is bound; except, with respect to clause (iii), for such violations, conflicts, breaches or defaults that, individually or in the aggregate, would not reasonably be expected to materially impair the ability of Parent or Merger Subsidiary to perform its respective obligations under this Agreement and the other Transaction Documents to which either of them is or will be a party. No Consent of any Governmental Authority or any other Person is required by Parent or Merger Subsidiary in connection with the execution, delivery and performance by Parent or Merger Subsidiary of this Agreement and the other Transaction Documents to which either of them is a party or the consummation of the transactions contemplated herein and therein, except for (A) the filing of a pre-merger notification and report form under the HSR Act and the expiration or termination of the applicable waiting period thereunder, (B) the filing of a Certificate of Merger with the Secretary of State of the State of Delaware, and (C) such other consents and approvals, the absence or omission of which would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Parent or Merger Subsidiary to perform its respective obligations under this Agreement and the other Transaction Documents to which either of them is or will be a party.

(d) Litigation. There is no action, suit, proceeding, investigation or arbitration pending or, to the Knowledge of Parent or Merger Subsidiary, threatened in writing against Parent or Merger Subsidiary relating to the transactions contemplated by this Agreement or which, if adversely determined, would materially impair the ability of Parent or Merger Subsidiary to perform its respective obligations under this Agreement and the other Transaction Documents to which either of them is or will be a party.

(e) Brokers or Finders. Neither Parent, Merger Subsidiary nor any Affiliate of either of them has, directly or indirectly, entered into any agreement with any Person that would obligate the Company, any Company Subsidiary or any Company Member Interest Holder to pay any commission, brokerage fee or “finder’s fee” in connection with the transactions contemplated herein.

(f) Financing. Parent has cash available or has existing borrowing facilities or firm financing commitments that together are sufficient to enable it to make the payments contemplated hereunder and to consummate the transactions contemplated hereby and by each Transaction Document. Parent acknowledges that its obligation to consummate the transactions contemplated by this Agreement is not subject to any financing contingency or condition.

(g) Contact with Customers and Suppliers. Prior to the execution and delivery of this Agreement by the parties on the date hereof, neither Parent nor any of its employees, agents, representatives, financing sources or Affiliates has, with respect to the Merger, directly or indirectly contacted any franchisee, supplier, distributor, customer or other material business relation of the Company or any of the Company Subsidiaries (other than in the ordinary course of business for Parent or its Affiliates).

(h) Independent Evaluation; Investment Interest.

(i) Parent is an experienced and knowledgeable operator in the business of gathering, transporting, treating, processing, and marketing of natural gas (including its constituents) and other related midstream services such as the installation of pipelines and equipment. Parent has had access to the Pipelines and Facilities, the officers, consultants and other representatives of the Company and the Company Subsidiaries, and the books, records, and files of the Company and the Company Subsidiaries relating to the properties and business of the Company and the Company Subsidiaries. As of the Closing, (A) Parent has conducted its own independent investigation of the condition, operation and business of the Company and the Company Subsidiaries, and Parent has been provided access to and an opportunity to review any and all information respecting the Company, the Company Subsidiaries, the Pipelines and Facilities requested by Parent in order for Parent to make its own determination to proceed with the transactions contemplated by this Agreement; (B) Parent has solely relied on (x) its own independent due diligence investigation, and (y) the limited representations and warranties made by the Company in Section 3.1, and the remedies specifically bargained for herein; and (C) Parent has been advised by and has relied on its own expertise and legal, land, tax, engineering, and other professional counsel concerning this transaction.

(ii) Parent acknowledges that it can bear the economic risk of its investment in the Company, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Company.

(iii) Parent acknowledges that the interests in the Company have not been registered under applicable federal and state securities laws and that following the Closing, the Company may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under applicable federal and state securities laws or effected pursuant to an exemption from registration under any federal or state securities laws.

(iv) Parent is an accredited investor as defined in Regulation D under the Securities Act of 1933, as amended. Parent is acquiring interests in the Company for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof, except in compliance with applicable federal and state securities laws.

ARTICLE IV

COVENANTS OF THE COMPANY

4.1 Conduct of Business. Except as contemplated by or otherwise permitted under this Agreement or on Company Disclosure Schedule 4.1(a) or to the extent that Parent shall otherwise consent in writing (which consent shall not, except with respect to matters contemplated by Section 4.1(b), be unreasonably withheld or delayed, and which consent may be given by e-mail or other electronic transmission from an executive officer of Parent, which means, for purposes of this Section 4.1, any of Donald R. Sinclair, Benjamin M. Fink, Philip H. Peacock or Jacqueline A. Dimpel), from the date of this Agreement until the Closing, the Company covenants and agrees with Parent that the Company and the Company Subsidiaries shall act in the Ordinary Course of Business including with respect to the maintenance and repair of properties and assets and shall (i) use Reasonable Efforts to preserve substantially intact their present business organization, (ii) preserve their present relationships with customers, suppliers, employees and others having business dealings with them, and (iii) maintain their books, records and accounts in a manner materially consistent with past practices and without limiting the generality of the foregoing, the Company shall not, and shall not cause or permit any Company Subsidiary to:

(a) merge or consolidate with or into any other Person, dissolve or liquidate;

(b) except with respect to permitted capital expenditures under Section 4.1(d) below, enter into, renew, extend, materially amend or terminate any Material Contract or any other Contract that, if entered into prior to the date hereof, would be a Material Contract except that (i) in the case of Contracts for gathering, processing, treating, transportation, storage, sale or purchase of hydrocarbons or the products therefrom, the Company or a Company Subsidiary may enter into new Contracts which meet the criteria specified in Company Disclosure Schedule 4.1(b) and (ii) in the case of all other Contracts, the Company or a Company Subsidiary may renew, extend, amend or terminate such Contracts in the Ordinary Course of Business;

(c) except in the Ordinary Course of Business or as required by Applicable Law or the terms and provisions of written Contracts between the Company or a Company Subsidiary and an employee thereof as in existence on the date of this Agreement, (i) adopt, terminate or amend any Employee Benefit Plan or (ii) increase in any manner the aggregate compensation or benefits of any officer or employee of the Company or any Company Subsidiary;

(d) acquire (including, without limitation, by merger, consolidation or the acquisition of any equity interest or assets), sell, transfer, assign, license, lease or dispose of any material assets (except for supplies and equipment in the Ordinary Course of Business) or make or commit to make any material capital expenditures, except that the Company or any Company Subsidiary may make capital expenditures with respect to the capital projects described in the Company Disclosure Schedule 4.1(d), provided that for any such capital project, the capital expenditure shall not exceed the amount set forth for such project on Company Disclosure Schedule 4.1(d);

(e) mortgage, pledge, encumber or subject to any Lien (other than a Permitted Lien) any material assets, other than (i) sales of inventory in the Ordinary Course of Business, (ii) any abandonment of Intellectual Property in the Ordinary Course of Business, (iii) replacement of assets in the Ordinary Course of Business and/or dispositions of obsolete or worthless assets, and (iv) transfers among the Company and the Company Subsidiaries;

(f) except as required by GAAP or by Applicable Law, change any of its material accounting principles or practices;

(g) cancel any debts, settle, waive or release any claims or rights, or pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) other than in the Ordinary Course of Business in an amount not to exceed $1,000,000 in the aggregate or where the amount paid or payable does not exceed the amount reserved against such matter in the Financial Statements;

(h) amend its Governing Documents;

(i) if it would materially increase the Tax liability of the Company with respect to a Tax period (or portion of a Tax period) beginning after the Effective Time, make any settlement of or compromise any Tax liability, change in any material respect any Tax election, Tax Return, or Tax method of accounting or make any new Tax election or adopt any new Tax method of accounting provided, however, that this Section 4.1(i) shall not require the Company, any Company Member Interest Holder or any direct or indirect owner thereof to act in a manner that is contrary to a “determination” (as defined in Section 1313 of the Code) under U.S. federal income tax law or a similar determination under any state, local or foreign law;

(j) other than the issuance of Equity Interests to existing Company Member Interest Holders in connection with capital calls, as contemplated in Section 4.10 hereto, transfer, issue, sell or dispose of any of its Equity Interests (including any options, warrants or other securities convertible into or exercisable or exchangeable for such Equity Interests or other rights of any kind with respect to its Equity Interests), or repurchase, redeem or otherwise acquire any of its Equity Interests (including any options, warrants or other securities convertible into or exercisable or exchangeable for such Equity Interests or other rights of any kind with respect to its Equity Interests);

(k) declare, set aside, make or pay any dividend or distribution with respect to its Equity Interests (other than dividends or distributions by a Company Subsidiary to the Company or another Company Subsidiary);

(l) split, combine or reclassify any of its Equity Interests;

(m) enter into any new line of business;

(n) commence any material litigation other than responding to litigation filed against the Company or a Company Subsidiary;

(o) except for agreements and arrangements between or among the Company and the Company Subsidiaries, make any loans, advances or capital contributions to, or investments in, any other Person, other than in the Ordinary Course of Business;

(p) incur, assume or guarantee the payment of any Debt or assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for any obligations of any Person, other than borrowings and letters of credit in the Ordinary Course of Business under the Company’s credit facility with Citibank, N.A., as administrative agent, and incurrences, assumptions, guarantees or liabilities that do not exceed $500,000 individually or $2,000,000 in the aggregate;

(q) enter into any “non-compete,” “non-solicit” or similar agreement that would restrict the businesses of the Company or any Company Subsidiary or its ability to solicit customers or employees following the Closing;

(r) intentionally release or terminate any material Easement; or

(s) authorize, commit to or agree to take any of the foregoing actions.

The foregoing shall not be construed as restricting the ability of the Company and the Company Subsidiaries to fulfill Ordinary Course Producer Obligations. In addition, nothing herein shall restrict the Company from taking any action in the event of a bona fide emergency which action the Company determines is necessary to protect and safeguard the assets and properties of the Company and any third party.

4.2 Access and Information.

(a) Until the Closing, the Company shall afford to Parent and its representatives (including accountants and counsel) reasonable access, in each case, only at such locations and in accordance with such reasonable procedures (including prior notice requirements, the time and duration of access and the manner in which access and discussions may be held) as Parent and the Company shall in good faith mutually agree prior to any such access, to all properties, books and records of the Company and all other information with respect to its business, together with the opportunity, at the sole cost and expense of Parent, to make copies of such books, records and other documents and to discuss the business of the Company with such directors, officers and counsel for the Company as Parent may reasonably request for the purposes of familiarizing itself with the Company. Notwithstanding the foregoing provisions of this Section 4.2, the Company shall not be required to grant access or furnish information to Parent or any of Parent’s representatives to the extent that such information is subject to an attorney/client or attorney work product privilege or that such access or the furnishing of such information is prohibited by an existing contract or agreement (provided that in such event, the Company shall use commercially reasonable efforts to obtain the consent of any third party necessary for the disclosure of such information or to develop an alternative to providing such information so as to address the matters referenced therein that is reasonably acceptable to the Parties). Notwithstanding the foregoing, Parent shall not have access to personnel records of the Company relating to individual performance or evaluation records, medical histories or other similar information that, in the Company’s good faith opinion, is sensitive or the disclosure of which could subject the Company to risk of liability. In addition, Parent shall not contact any personnel of the Company regarding the transactions contemplated by this Agreement without the express prior written consent of the Company, which such consent shall not be unreasonably withheld, conditioned or delayed.

(b) Parent agrees to comply, and cause its Affiliates and their representatives to comply, fully with the reasonable rules, regulations and instructions in accordance with subsection (a) above which Parent and the Company shall in good faith mutually agree regarding the actions of Parent and its Affiliates and their respective representatives while upon, entering or leaving sites owned, leased, used or managed by the Company or the Company Subsidiaries. Parent’s environmental investigation of the assets and properties shall be limited to conducting a Phase I Environmental Site Assessment. Upon the written request of the Company or a Company Subsidiary, Parent shall furnish, (with copying costs and delivery costs to be at the Company’s expense), to the Company or the Company Subsidiary a copy of any environmental report prepared by or for Parent related to the Company’s or any Company Subsidiary’s assets or properties, including any written report related to a Phase I Environmental Site Assessment, as soon as reasonably possible after it is prepared. Prior to the Effective Time, all environmental reports prepared by or for Parent shall be maintained in strict confidence and for use solely in connection with the evaluation of the properties, except where disclosure is required under

Environmental Law or except for disclosure to Parent’s lender (who will be bound by the nondisclosure and non-use covenants in the Confidentiality Agreement) as may be required by Parent’s lender. No invasive testing of any site shall be permitted without the express prior written consent of the Company which consent may be provided or withheld in the Company’s discretion.

(c) If Parent exercises rights of access to any assets or properties owned, leased, used or managed under this Section 4.2 or otherwise, or conducts examinations or physical inspections at sites under this Section 4.2 or otherwise, then (i) such access, examination and inspection shall be at Parent’s sole risk, cost and expense and Parent waives and releases all claims against the Company and Company Subsidiaries and their Affiliates arising in any way therefrom or in any way related thereto or arising in connection with the conduct of the Company and Company Subsidiaries and their Affiliates in connection therewith (it being understood, for the purposes of this clause (i), such waiver and release shall not apply with respect to any claim for indemnification that Parent or any other Person may otherwise have pursuant to the terms of Article X), and (ii) Parent shall indemnify, defend and hold harmless Company and Company Subsidiaries and their Affiliates from any and all claims, actions, causes of action, liabilities, losses, damages, fines, penalties, costs or expenses (including, without limitation, court costs and reasonable attorneys’ fees) of any kind or character, or Liens for labor or materials, arising out of or related to property damage or personal injury caused by, or personal injury to, Parent’s representatives and invitees during the course of any such examinations or inspections. THE FOREGOING RELEASE AND INDEMNIFICATION SHALL APPLY WHETHER OR NOT SUCH CLAIMS, ACTIONS, CAUSES OF ACTION, LIABILITIES, DAMAGES, LOSSES, COSTS OR EXPENSES ARISE OUT OF (i) NEGLIGENCE (INCLUDING SOLE NEGLIGENCE, SIMPLE NEGLIGENCE, CONCURRENT NEGLIGENCE OR ACTIVE OR PASSIVE NEGLIGENCE) OF THE COMPANY OR ANY COMPANY SUBSIDIARY OR (ii) STRICT LIABILITY.

4.3 Supplemental Disclosure Letter. The Company shall have the right to disclose additional matters (a “Supplemental Disclosure Item”) in a supplemental letter to Parent (a “Supplemental Disclosure Letter”) from time to time prior to the Closing that, had such additional matters existed or occurred on or prior to the date hereof, would have been required to be set forth or described in the Company Disclosure Schedules delivered to Parent on the date of this Agreement in order to make the representations and warranties true and correct as of the date of this Agreement and as of the Effective Time; provided, however, that Supplemental Disclosure Items shall be limited to events or developments actually occurring after the date hereof. Notwithstanding the foregoing, for purposes of determining whether the conditions set forth in Section 7.2 have been fulfilled, any Supplemental Disclosure Items or Supplemental Disclosure Letters shall be disregarded, and the Company Disclosure Schedule shall be deemed to include only that information contained therein on the date hereof and shall be deemed to exclude all information contained in any Supplemental Disclosure Letter. If Closing occurs, then no claim may be made hereunder with respect to the matters expressly disclosed in the Supplemental Disclosure Letter(s). Notwithstanding anything herein to the contrary, no Supplemental Disclosure Item with respect to actions taken in violation of Section 4.1 shall derogate from the rights of any applicable Person under Article X or otherwise contemplated hereunder with respect to such breach of the covenant in Section 4.1.

4.4 Company Transaction Costs. No later than three (3) Business Days prior to the Closing Date, the Company shall provide an estimate of the amount, in the aggregate, of all Company Transaction Costs that are to be paid or caused to be paid by Parent at Closing and shall provide Parent with a certificate setting forth (a) the identity of each Person that is to be paid at Closing; (b) the amount owed or to be owed to each such Person; and (c) the bank account and wire transfer information for each such Person.

4.5 Pay-Off Letters; Company Transaction Costs.

(a) No later than one (1) Business Day prior to the Closing Date:

(i) the Company shall cause the lenders and debt holders under the Loan Agreements to prepare and deliver to the Company and Parent the Pay-Off Letters (which such letters shall be accompanied by appropriate UCC financing statement amendments (termination statements)), which Pay-Off Letters shall be updated, as necessary, on the Closing Date to specify the aggregate amount of Debt outstanding as of immediately prior to the Closing; and

(ii) the Company shall cause each of the Persons receiving payments in connection with Company Transaction Costs to prepare and deliver to the Company and Parent invoices accurately specifying the aggregate amount owed to the applicable Person as of the Closing.

(b) The Company will use reasonable efforts to have all Company Transaction Costs paid at or prior to the Closing provided that any Company Transaction Costs which are incurred prior to Closing but not paid until after Closing will flow through the Final Closing Statement.

4.6 Assignment of Excluded Assets. Prior to Closing, the Company shall and shall cause the Company and Company Subsidiaries, as applicable, to convey or assign the Excluded Assets to the Company Member Interest Holders or their respective designees, as appropriate.

4.7 Insurance. From the date of this Agreement to the Effective Time, each of the Company and the Company Subsidiaries shall (a) give notice to each insurer under each policy held by the Company and its Affiliates (other than the Company and the Company Subsidiaries) of any and all claims that may be insured thereby and will pursue such claims diligently and in good faith, (b) use commercially reasonable efforts to maintain all of their respective, presently existing insurance policies in full force and effect, and (c) not amend, terminate or modify any such policies.

4.8 Non-Compete/Non-Solicitation; Release. Upon execution of this Agreement, the Company has caused to be delivered to Parent Non-Compete and Non-Solicitation Agreements in substantially the form of Exhibit D attached hereto and a resignation and mutual release in substantially the form of Exhibit E attached hereto from John J. Lendrum III, Chris Work, Randy Ziebarth, Dwight Serrett and Ralph Carthrae.

4.9 No Negotiation. Until such time, if any, that this Agreement is terminated pursuant to Article IX, the Company will not, and will not permit its representatives to, directly or indirectly, solicit, initiate, encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Parent) relating to any transaction involving the sale of the business or assets (other than as permitted herein) of the Company or any Company Subsidiary, the sale of any of the Equity Interests of the Company or any Company Subsidiary, or any merger, consolidation, business combination or similar transaction involving the Company or any Company Subsidiary.

4.10 Notice of Equity Issuances. It is contemplated that between the date of this Agreement and the date which is no later than three (3) Business Days prior to the Effective Time, the Company may issue additional Equity Interests to Company Member Interest Holders in connection with capital calls made by the Company. The Company will provide written notice to Parent following any such issuance of additional Equity Interests and such issuances will be reflected in the Representatives’ directives to Parent in connection with the Closing Merger Consideration pursuant to Section 2.8.

ARTICLE V

COVENANTS OF PARENT AND MERGER SUBSIDIARY

5.1 Access to Information.

(a) From and after the Effective Time, Parent shall (and shall cause the Surviving Company and each of the Company Subsidiaries and other Affiliates to), during normal business hours, upon reasonable notice and in accordance with Parent’s (or its Affiliates’) standard policies and procedures regarding such access, provide the Representatives and their representatives (including counsel and independent auditors) with reasonable access to the assets and properties of the Surviving Company and each of the Company Subsidiaries and to all information, files, documents and records (written and computer) relating to the Surviving Company and the Company Subsidiaries or any of its or their businesses or operations for any and all periods prior to and including the Closing Date that they may require with respect to any reasonable business purpose (including any Tax matter) or in connection with any claim, dispute, action, cause of action, investigation or proceeding of any kind by or against any Person not party to or not a third party beneficiary of this Agreement, and shall (and shall cause the Surviving Company and each of the Company Subsidiaries and other Affiliates to) cooperate fully with such Representatives and their representatives (including counsel and independent auditors) in connection with the foregoing, including by making available tax, accounting and financial personnel and other appropriate employees and officers of the Surviving Company and each of the Company Subsidiaries. Notwithstanding the foregoing provisions of this Section 5.1(a), Parent and the Surviving Company shall not be required to grant access or furnish information to the Representatives or any of their representatives to the extent that such information is subject to an attorney/client or attorney work product privilege.

(b) The Representatives agree to comply, and to cause their representatives to comply, fully with the rules, regulations and instructions issued by Parent regarding the actions of the Representatives and their representatives while upon, entering or leaving sites owned, leased, used or managed by Parent, any of its Affiliates, the Company or the Company Subsidiaries.

(c) From and after the Effective Time, Parent shall, and shall cause the Surviving Company to preserve and keep the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers and electronic files relating to the pre-closing business and activities of the Surviving Company and the Company Subsidiaries in its possession or the possession of the Surviving Company in accordance with Parent’s (or its Affiliates’) existing document retention policies, or for such longer period as may be required by Applicable Law.

5.2 Indemnification of Officers, Directors, Company Employees and Agents.

(a) From and after the Effective Time, the Surviving Company shall exculpate and indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director, manager, or officer of the Company or any of the Company Subsidiaries (the “D&O Indemnified Persons”) against all losses, claims, damages, costs, expenses (including reasonable attorneys’ and other professionals’ fee and expenses actually incurred), liabilities, judgments or amounts that are paid in settlement of or in connection with any threatened or actual claim, demand, action, cause of action, suit, motion, controversy, proceeding or investigation (each a “Claim”) based in whole or in part on, or arising in whole or in part out of, the fact that such Person is or was a director, manager, officer, employee, controlling Person or agent of the Company or any of the Company Subsidiaries or is or was serving at the request of the Company or any of the Company Subsidiaries as a director, manager, officer, employee, controlling Person or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise and by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“D&O Indemnified Liabilities”). In addition, the Surviving Company shall pay expenses in advance of the final disposition of any such Claim to each D&O Indemnified Person to the fullest extent a limited liability company is permitted under Applicable Law to advance expenses to its directors, managers and officers in connection with Claims involving such Persons, in each case, if the applicable D&O Indemnified Person has delivered a written undertaking to the Surviving Company (in form and substance reasonably satisfactory to the Surviving Company) to repay any amounts so advanced if it shall be finally determined that such D&O Indemnified Person is not entitled to indemnification contemplated by this Section 5.2. In determining whether a D&O Indemnified Person is entitled to indemnification under this Section 5.2(a), if requested by such D&O Indemnified Person, such determination shall be made by special, independent counsel selected by the D&O Indemnified Person and approved by the Surviving Company (which approval shall not be unreasonably withheld). Without limiting the foregoing, in the event any such Claim is brought against any D&O Indemnified Persons (whether arising before or after the Effective Time), (i) the D&O Indemnified Persons may retain the Company’s regularly engaged independent legal counsel or other counsel satisfactory to them and approved by the Surviving Company (which approval shall not be unreasonably withheld) and Parent and the Surviving Company shall, jointly and severally, pay all reasonable fees and expenses of such counsel for the D&O Indemnified Persons as promptly as statements therefor are received and (ii) Parent and the Surviving Company shall assist in the vigorous defense of any such matter. Any D&O Indemnified Person claiming indemnification under this Section 5.2(a), upon learning of any such Claim, shall notify the Surviving Company (but the failure so to notify shall not relieve a party from any liability that it may have under this Section 5.2(a), except to the extent such failure materially prejudices such party’s position with respect to such claims). In the event of a conflict between the terms of the Governing Documents of the Surviving Company and this Section 5.2(a), the provisions of the Governing Documents shall prevail.

(b) For a period of six (6) years after the Effective Time, Parent and the Surviving Company shall not amend, repeal or otherwise modify the Governing Documents of the Surviving Company in any manner that would affect adversely the rights thereunder of individuals who were D&O Indemnified Persons at the Effective Time or any time prior thereto.

(c) Parent and the Surviving Company shall indemnify any D&O Indemnified Person against all reasonable costs and expenses (including attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 5.2(a), relating to the enforcement of such D&O Indemnified Person’s rights under this Section 5.3 or under the Governing Documents of the Surviving Company, subject to such D&O Indemnified Person’s agreement to repay any such amounts if it is ultimately determined that such D&O Indemnified Person is not entitled to indemnification hereunder or thereunder.

(d) For a period of six (6) years after the Effective Time, Parent shall, or shall cause the Surviving Company to, maintain directors’ and officers’ liability insurance and fiduciary liability insurance covering the D&O Indemnified Persons who are currently covered by the Company’s existing directors’ and officers’ liability insurance or fiduciary liability insurance policies on terms no less favorable to such D&O Indemnified Persons than such existing insurance; provided that Parent and the Surviving Corporation shall not be required to pay a one-time runoff premium in excess of 200% of the last annual premium paid by the Company prior to the date hereof, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(e) The provisions of this Section 5.2 are intended to be for the benefit of, and will be enforceable by, each D&O Indemnified Person, his or her heirs and his or her representatives.

5.3 WARN Act. For a period of ninety-one (91) days (inclusive) following the Closing Date, Parent and the Surviving Company shall not implement any plant closing, mass layoff or other termination of employees which, either alone or in the aggregate (with each other and/or with any plant closing, mass layoff or other termination of employees by the Company on or prior to the Closing Date), would create any obligations upon or liabilities for the Company or any Company Member Interest Holder under the Worker Adjustment and Retraining Notification Act or similar Applicable Laws.

5.4 Company Employee Matters.

(a) To the extent permitted by Applicable Laws and the terms of applicable plans, if Company Employees become eligible to participate in employee benefit plans maintained by Parent or its Affiliates, each Company Employee shall be considered a newly hired employee of Parent (or one of its Affiliates, as the case may be), but nonetheless shall be given full credit for prior service with the Company regarding any waiting period for eligibility to participate, early retirement eligibility and early retirement subsidies, and vesting under all employee benefit plans, arrangements, collective bargaining agreements and employment-related entitlements under any applicable pension, 401(k), savings, medical, dental, life insurance, vacation, leave of absence, and severance or separation pay plans. In addition, to the extent permitted by Applicable Laws, prior service with the Company will be credited for determination of pay credits in a hybrid, cash-balance pension plan. Notwithstanding the foregoing, no credit shall be given with respect to any plan or program if such credit would result in the duplication of benefits for the same period of service, and no credit for prior service with the Company shall be given for any post-retirement health or welfare plan. For purposes of this Section 5.4, the term “Applicable Laws” shall include all federal and state laws applicable to Parent and its Affiliates with respect to employment matters.

(b) To the extent permitted by Applicable Laws Parent shall (i) waive for each Company Employee and his or her dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively-at-work requirement and any other restriction that would prevent immediate or full participation under all employee health and welfare plans of Parent or any of its Affiliates applicable to such Company Employee to the extent such waiting period, pre-existing condition limitation, actively-at-work requirement or other restriction would not have been applicable to such Company Employee under the terms of the welfare plans of the Company, and (ii) give full credit under the welfare plans of Parent and its Affiliates applicable to each Company Employee and his or her dependents for all co-payments, deductibles and similar payments paid or incurred prior to the Closing for the plan year in which the Closing occurs.

(c) Nothing in this Agreement shall (i) amend, or be deemed to amend, any Employee Benefit Plan or any other employee benefit or compensation plan, program, policy, practice or arrangement or restrict any authority to amend or terminate any of the foregoing or (ii) provide any Person not a party to this Agreement with any right, benefit or remedy with regard to any Employee Benefit Plan or other employee benefit or compensation plan, program, policy, practice, or otherwise.

(d) If Company Employees are hired by Parent or one of its Affiliates prior to December 1, 2014, and are eligible to participate in a bonus plan of Parent or such Affiliate, consideration shall be given only to earnings of Company Employees received from Parent or such Affiliate for 2014 and not earnings received from the Company for 2014.

5.5 Use of Company Names and Marks.

(a) Parent agrees that as soon as practicable following the Closing, but in no event later than ninety (90) days after Closing, Parent shall, and shall cause the Company and Company Subsidiaries to, cease and permanently discontinue any and all uses of any of the Company Names and Marks and any colorable imitations thereof, and remove or cover all Company Names and Marks from, or destroy, any publications, signage, corporate letterhead, invoices, stationery, business cards, marketing materials, website content or other materials in the Company’s possession or under its control bearing any of the Company Names and Marks, and provide the Representatives with written confirmation thereof. Notwithstanding the foregoing, Parent shall have a period of up to six (6) months from the Closing to cause the Company and Company Subsidiaries to permanently remove Company Names and Marks from the facilities, pipeline markers and similar assets of the Company.

(b) In no event shall Parent or any of its Affiliates use any of the Company Names and Marks after Closing in any manner or for any purpose different from the use of such Company Names and Marks by the Company preceding the Closing, and neither Parent nor any of its Affiliates shall affix any of the Company Names and Marks or any colorable imitations thereof on any publications, signage, corporate letterhead, invoices, stationery, business cards, marketing materials, website content or other materials that are created or produced after the Closing.

(c) Parent expressly acknowledges and confirms that Parent shall not receive any right, title or interest in or to the Company Names and Marks, except the limited right to use Company Names and Marks for the sole purpose of permitting Parent to complete the phase out of such use in strict compliance with this Section 5.5.

5.6 Contacts with Company Customers. Following the date of this Agreement, Parent will coordinate with the Company regarding contact by Parent or its Affiliates with customers of the Company in the context of the Merger or in connection with the business of the Company and the Company Subsidiaries. No such contact with a customer of the Company will be initiated by Parent or its Affiliates without prior notice to and the prior written approval of the Company, which approval will not be unreasonably withheld, conditioned or delayed (which such approval may be given by e-mail or other electronic transmission from any of John J. Lendrum, III, Randy Ziebarth, Chris Work, Dwight Serrett, or Ralph Carthrae). Notwithstanding the foregoing provisions of this Section 5.6, this Section 5.6 shall not be construed to limit the ability of Parent or its Affiliates to continue any discussions between Parent (or any of its Affiliates) and any customers of the Company with respect to independent businesses of Parent or its Affiliates that (x) commenced prior to the date of this Agreement and (y) are not in violation of the Confidentiality Agreement or the terms of this Agreement (excluding, for the purposes of clarity, the terms set forth in the first two sentences of this Section 5.6).

ARTICLE VI

MUTUAL COVENANTS

6.1 Governmental Consents.

(a) Except for the filings and notifications made pursuant to applicable Antitrust Laws, to which Sections 6.1(b) and 6.1(c), and not this Section 6.1(a), shall apply, promptly following the execution of this Agreement, the parties shall proceed to prepare and file with the appropriate Governmental Authorities such Consents that are necessary in order to consummate the transactions contemplated by this Agreement and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.

(b) Promptly following the execution of this Agreement, but in no event later than five (5) Business Days following the date of this Agreement, the parties shall file, or cause to be filed by their respective “ultimate parent entities,” with the FTC, the DOJ and any other appropriate Governmental Authority the notifications and other information (if any) required to be filed under the HSR Act and other applicable Antitrust Laws with respect to the transactions contemplated in the Transaction Documents. In addition, the parties shall supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and, subject to Section 6.1(c), shall take all other actions necessary or advisable to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable. Each of Parent and the Company shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing or submission which is necessary under the HSR Act. Parent and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other Governmental Authority with whom a filing has been made pursuant to Antitrust Laws.

(c) If any objections are asserted with respect to the transactions contemplated hereby under the HSR Act or other Antitrust Law or if any suit or proceeding is instituted or threatened by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of the HSR Act or other Antitrust Law, each of the parties shall use its Reasonable Efforts to promptly resolve such objections and/or avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any order that has the effect of restricting, preventing or prohibiting the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing but subject to Section 9.2, none of the Company, Parent, the Surviving Company or any of their respective Affiliates shall have any obligation to (i) hold separate or divest any property, assets or businesses, (ii) take or commit to take any action that limits their respective freedom of action with respect to, or their ability to retain, any property, assets or businesses, or (iii) initiate or defend against any lawsuit, action or proceeding, judicial or administrative, challenging this Agreement or the transactions contemplated hereby.

6.2 Reasonable Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, each party hereto will use its Reasonable Efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable, under Applicable Law or otherwise, to consummate the transactions contemplated by this Agreement. The parties hereto agree, and the Company, prior to the Closing, and Parent and the Surviving Company, after the Closing, agree to cause the Company, the Surviving Company and the Company Subsidiaries to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement in accordance with the terms hereof.

6.3 Notification of Certain Matters. Each party shall promptly notify and provide copies to the others of the following upon acquiring knowledge thereof:

(a) any written notice from any Governmental Authority alleging that the Consent of such Governmental Authority is required to consummate the transactions contemplated by this Agreement or written notice from any other Person alleging that the Consent of such Person is required to consummate the transactions contemplated by this Agreement; and

(b) any claim, action, suit, arbitration, mediation, inquiry, proceeding or investigation commenced or threatened against, relating to, involving or otherwise affecting the Company or any Company Subsidiary that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any representation or warranty included herein or that is material and relates to the consummation of the transactions contemplated by this Agreement.

Notwithstanding the above, the delivery of any notice pursuant to this Section 6.3 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the transactions contemplated hereby.

6.4 Investigation and Agreement by Parent and Merger Subsidiary; No Other Representations or Warranties.

(a) Each of Parent and Merger Subsidiary acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company and the Company Subsidiaries and its and their businesses and operations, and Parent and Merger Subsidiary have been furnished with or given full access to such information about the Company and the Company Subsidiaries and its and their businesses and operations as they requested. In connection with Parent’s and Merger Subsidiary’s investigation of the Company and the Company Subsidiaries and its and their businesses and operations, Parent, Merger Subsidiary and their respective representatives have received from the Company or its representatives certain projections and other forecasts for the Company and the Company Subsidiaries and certain estimates, plans and budget information. Parent and Merger Subsidiary acknowledge and agree that (i) there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans and budgets; (ii) Parent and Merger Subsidiary are familiar with such uncertainties; and (iii) Parent and Merger Subsidiary are taking full responsibility for making their own evaluations of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them or their representatives.

(b) Each of Parent and Merger Subsidiary agrees that, except for the representations and warranties made by the Company that are expressly set forth in Section 3.1 of this Agreement or in the Officer’s Certificate delivered pursuant to Section 8.2(b)(i), none of the Company, any Company Subsidiary, any Company Member Interest Holder, or any of their respective Affiliates or representatives has made and shall not be deemed to have made to any of Parent, Merger Subsidiary or their respective Affiliates or representatives any representation or warranty of any kind. Without limiting the generality of the foregoing, and except for express representations and warranties made by the Company and set forth in Section 3.1 or the representations and warranties made by or on behalf of the Company in the Officer’s Certificate delivered pursuant to Section 8.2(b)(i), each of Parent and Merger Subsidiary agrees that none of the Company, any Company Subsidiary, any Company Member Interest Holder, or any of their respective Affiliates or representatives makes or has made any representation or warranty to Parent, Merger Subsidiary or to any of their respective representatives or Affiliates with respect to:

(i) any projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of the Company Subsidiaries or the future business, operations or affairs of the Company or any of the Company Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Subsidiary or their respective representatives or Affiliates;

(ii) any other information, statements or documents heretofore or hereafter delivered to or made available to Parent, Merger Subsidiary or their respective representatives or Affiliates, including the information set forth in the Electronic Data Room, with respect to the Company or the business, operations or affairs of the Company or any of the Company Subsidiaries, except as expressly covered by and addressed in representations and warranties made by the Company and set forth in Section 3.1;

(iii) the physical state, quality, compliance with government regulations, merchantability, fitness for any particular purpose or condition or operation of any of the Company’s assets or any of the Company Subsidiaries’ assets or properties, including any plant or equipment used in the operation of any of the assets;

(iv) title to any assets or properties of the Company including rights under any Easement;

(v) any technical, engineering, economic or other interpretations or evaluations concerning the Companies’ assets or properties; or

(vi) any estimates of the value of the Company or any of its assets or properties or future revenues, or concerning current or future operating or maintenance costs.

(c) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY SET FORTH IN SECTION 3.1 OR REPRESENTATIONS AND WARRANTIES MADE BY OR ON BEHALF OF THE COMPANY IN THE OFFICER’S CERTIFICATE DELIVERED PURSUANT TO SECTION 8.2(b)(i), THE COMPANY IS BEING SOLD “AS IS, WHERE IS,” AND THE COMPANY AND THE COMPANY MEMBER INTEREST HOLDERS EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE LIABILITIES, OPERATIONS, TITLE, CONDITION, VALUE OR QUALITY OF THE ASSETS OR PROPERTIES OF THE COMPANY AND COMPANY SUBSIDIARIES OR THE PROSPECTS (FINANCIAL AND OTHERWISE), RISKS AND OTHER INCIDENTS OF OWNERSHIP OF THE COMPANY AND ITS ASSETS AND PROPERTIES, AND THE COMPANY AND THE COMPANY MEMBER INTEREST HOLDERS SPECIFICALLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF MERCHANTABILITY, USAGE, OR SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE ASSETS OR PROPERTIES OF THE COMPANY AND COMPANY

SUBSIDIARIES, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR ANY OFFICER’S CERTIFICATE DELIVERED PURSUANT TO SECTION 8.2(b)(i), THE COMPANY AND COMPANY MEMBER INTEREST HOLDERS EXPRESSLY DISCLAIM COMPLIANCE WITH ENVIRONMENTAL REQUIREMENTS, OR AS TO THE CONDITION OF THE ASSETS OR PROPERTIES OF THE COMPANY, OR ANY PART THEREOF, AND FURTHER SPECIFICALLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES REGARDING THE ABSENCE OF HAZARDOUS MATERIALS OR ENVIRONMENTAL LIABILITY OR POTENTIAL ENVIRONMENTAL LIABILITY. THE COMPANY AND COMPANY MEMBER INTEREST HOLDERS EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND REGARDING THE COMPANY’S OR COMPANY SUBSIDIARIES’ SYSTEMS OR FACILITIES THAT ARE UNDER CONSTRUCTION OR ARE TO BE CONSTRUCTED.

(d) Nothing in this Section 6.4 shall be construed as limiting the express provisions of any Ancillary Agreement, including any representations or warranties made by a party thereto in such Ancillary Agreements.

(e) The Company agrees that, except for the representations and warranties made by Parent and Merger Subsidiary that are expressly set forth in Section 3.2 of this Agreement, none of Parent, Merger Subsidiary or any of their respective Affiliates or representatives has made and shall not be deemed to have made any representation or warranty of any kind.

6.5 Waiver. Parent (subject to the provisions of any engagement letters between Parent and any of the below referenced law firms), hereby waives, and agrees to cause the Company and the Surviving Company to waive, any conflicts that may arise in connection with Thompson & Knight, LLP and Vinson & Elkins L.L.P. representing all or any of the Company Member Interest Holders or the Representatives following the Closing. In the event of a conflict between the terms of the engagement letters contemplated in the immediately preceding sentence and the terms of this Section 6.5, the terms of such engagement letters shall prevail.

6.6 Tax Matters.

(a) The Representatives (on behalf of the Company Member Interest Holders) shall prepare or cause to be prepared all Tax Returns of the Company and the Company Subsidiaries for all Pre-Closing Periods (“Pre-Closing Tax Returns”). Such Tax Returns shall be prepared on a basis consistent with past practice except to the extent otherwise required by Applicable Law. Not later than thirty (30) days prior to the due date for filing any such Tax Return, the Representatives shall deliver a copy of such Tax Return, together with all supporting documentation and workpapers, to Parent for its review and reasonable comment. The Representatives will cause such Tax Return (as revised by the Representatives to incorporate the Parent’s reasonable comments) to be timely filed and will provide a copy to the Parent.

(b) Parent shall prepare or cause to be prepared all Tax Returns of the Company and the Company Subsidiaries for all Straddle Periods (“Straddle Tax Returns”).

Such Straddle Tax Returns shall be prepared on a basis consistent with past practice except to the extent otherwise required by Applicable Law. Not later than thirty (30) days prior to the due date for filing any such Tax Return Parent shall deliver a copy of such Tax Return, together with all supporting documentation and workpapers, to the Representatives for their review and reasonable comment. Parent will cause such Tax Return (as revised by Parent to incorporate the reasonable comments of the Representatives) to be timely filed and will provide a copy to the Representatives.

(c) The parties shall cooperate fully as and to the extent reasonably requested by any other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding (each a “Tax Proceeding”) with respect to Taxes imposed on or with respect to the assets, operations or activities of the Company or any Company Subsidiary. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Notwithstanding the above, the control and conduct of any Tax Proceeding that is a Third-Party Claim shall be governed by Section 10.3.

(d) The amount of any refunds of Taxes of the Company and the Company Subsidiaries for any Pre-Closing Period (other than any refund resulting from the carryback of a net operating loss or other Tax attribute from a period beginning after the Closing Date to a period ending on or prior to the Closing Date, which refund shall be for the account of Parent) shall be for the account of the Company Member Interest Holders. The amount of any refunds of Taxes of the Company and the Company Subsidiaries for any Tax period beginning after the Closing Date shall be for the account of Parent. The amount of any refund of Taxes of the Company and its Subsidiaries for any Straddle Period shall be equitably apportioned between Parent and the Company Member Interest Holders in accordance with the principles set forth in Sections 6.4(c) and (d). Each party shall forward, and shall cause its Affiliates to forward, to the party entitled to receive a refund of Tax pursuant to this Section 6.4(d) the amount of such refund within thirty (30) days after such refund is received, net any reasonable costs or expenses incurred by such party or its Affiliates in procuring such refund.

(e) Notwithstanding any other provision of this Agreement to the contrary, the Parent Indemnified Party shall not be entitled to assert any indemnification claim for any loss, reduction or disallowance (in whole or in part) of, or any limitation imposed on, any net operating loss, capital loss, asset basis or other Tax attribute (whether federal, state, local, or foreign) of the Company or any Company Subsidiaries.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation. The respective obligations of the Company, Parent and Merger Subsidiary to effect the transactions contemplated by this Agreement are subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) HSR Approvals. All necessary filings will have been made under the HSR Act and other applicable Antitrust Laws, and all relevant waiting periods (and any extensions) will have expired or been earlier terminated.

(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement or any other Transaction Document shall be in effect or be pending.

(c) No Action. No action shall have been taken, nor any statute, rule or regulation shall have been enacted, by any Governmental Authority that makes the consummation of the transactions contemplated by this Agreement or any other Transaction Document illegal.

7.2 Conditions to Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to effect the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived, in whole or in part, by Parent:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Sections 3.1(b), (c), (d) and (u) (the “Fundamental Representations”) shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak expressly as of an earlier date) as of the Effective Time as though made on and as of the Effective Time; (ii) all representations and warranties of the Company (other than the Fundamental Representations) contained in this Agreement shall be true and correct as of the Effective Time, except to the extent such representations and warranties speak expressly as of an earlier date (disregarding, in each case, for purposes of this clause (ii), any materiality, Material Adverse Effect and other similar qualifications contained in such representations and warranties, including those contained in the defined terms used in such representations and warranties), with only such exceptions as would not, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect, (iii) all representations and warranties of the Company (other than the Fundamental Representations) contained in this Agreement which are qualified by materiality, Material Adverse Effect and other similar qualifications shall be true and correct in all respects as of the date of this Agreement (without giving any effect to any Supplemental Disclosure Item), and (iv) all representations and warranties of the Company (other than the Fundamental Representations) which are not covered in subsection (iii) above shall be true and correct in all material respects as of the date of this Agreement (without giving any effect to any Supplemental Disclosure Item).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, including the covenants contained in Article IV.

(c) Material Adverse Effect. There shall not have occurred and be continuing any Material Adverse Effect.

(d) Closing Deliveries. All documents, instruments, certificates or other items required to be delivered at the Closing by the Company pursuant to Section 8.2(b) of this Agreement shall have been delivered.

(e) Third-Party Consents. The Company shall have received all material third-party Consents listed on Company Disclosure Schedule 7.2(e).

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived, in whole or in part, by the Company:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Subsidiary set forth in Sections 3.2(b) and (e) shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak expressly as of an earlier date) as of the Effective Time as though made on and as of the Effective Time; and (ii) all other representations and warranties of Parent and Merger Subsidiary contained in this Agreement (disregarding all materiality, Material Adverse Effect and other similar qualifications therein) shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak expressly as of an earlier date) as of the Effective Time as though made on and as of the Effective Time, with only such exceptions as would not, individually or in the aggregate, reasonably be expected to materially impair or delay the ability of the Parent and Merger Subsidiary to consummate the transactions contemplated hereby.

(b) Performance of Obligations of Parent and Merger Subsidiary. Each of Parent and Merger Subsidiary shall have performed in all material respects all obligations required to be performed respectively by them under this Agreement at or prior to the Effective Time.

(c) Closing Deliveries. All documents, instruments, certificates or other items required to be delivered at Closing by Parent and Merger Subsidiary pursuant to Section 8.2(a) of this Agreement shall have been delivered.

ARTICLE VIII

CLOSING

8.1 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article IX, and subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) shall take place at 9:00 a.m., Houston, Texas time, not later than the fifth (5th) Business Day after termination or expiration of the applicable waiting period (and any extension thereof) under the HSR Act, at the offices of Vinson & Elkins L.L.P., 1001 Fannin, Houston, Texas, unless another date, time or place is mutually agreed to in writing by Parent and the Company. If any of the conditions set forth in Article VII are not satisfied or waived at the time the Closing is to occur pursuant to this Section 8.1, Parent or the Company may, by notice to the other, adjourn the Closing to a date specified in that notice (but not later than the earlier of the second (2nd) Business Day after the conditions set forth in Article VII have been so satisfied or waived and the Termination Date).

8.2 Actions to Occur at Closing.

(a) At the Closing, Parent and Merger Subsidiary shall deliver or pay, as the case may be, the following in accordance with the applicable provisions of this Agreement:

(i) The payments required to be made by Parent under Section 2.8(a) including payments to (A) the lenders or debt holders under the Pay-Off Letters, (B) Persons who are owed Company Transaction Costs, (C) the Escrow Agent, and (D) the Company Member Interest Holders;

(ii) A certificate duly executed by an officer of Parent in the form attached hereto as Exhibit F-1;

(iii) A counterpart of the Escrow Agreement, duly executed by Parent; and

(iv) A counterpart of the Resignation and Release referenced in Section 8.2(b)(ii) below; and

(v) Parent shall have replaced or obtained a full release with respect to each Company Guarantee and Surety.

(b) At the Closing, the Company shall deliver to Parent the following:

(i) A certificate duly executed by an officer of the Company in the form attached hereto as Exhibit F-2;

(ii) Resignation letters and mutual releases of each manager and officer of Company and each Company Subsidiary, in substantially the form attached hereto as Exhibit E;

(iii) Copies of signed resolutions of the Board of Managers and of holders of in excess of a majority of the Equity Interests in the Company, certified by an executive officer of the Company, approving the Merger, the appointment of the Representatives and acknowledge that the Merger Consideration will be delivered by Parent to the Representatives and then distributed by the Representatives to the Company Member Equity Holders in accordance with the terms of the Company LLC Agreement; and

(iv) A counterpart of the Escrow Agreement, duly executed by the Representatives and the Escrow Agent.

(c) Pursuant to Section 2.2, the Company and Parent shall cause the Certificate of Merger to be properly executed and filed with the Secretary of State of the State of Delaware.

8.3 Allocation of Merger Consideration Among Company Member Interest Holders. Parent shall deliver the Closing Merger Consideration and any payments payable to the Company Member Interest Holders arising out of the Final Adjustment Amount, pursuant to Section 2.10, to accounts and in relative amounts specified by the Representatives. Parent will not, otherwise, have any obligation to determine how the Closing Merger Consideration or adjustment payments will be distributed among the Company Member Interest Holders or whether such distribution is consistent with the requirements of the Company’s Governing Documents or any other agreements between the Company Member Interest Holders. Delivery by Parent of such payments (as provided herein) to the Company Member Interest Holders in accordance with the written instructions of the Representatives, shall fulfill all obligations of Parent to pay the Closing Merger Consideration and Final Adjustment Surplus, if any, to the Company Member Interest Holders.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

9.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if there shall have been any material breach by the other party (which, in the case of the right of termination by the Company, shall also include any breach by Merger Subsidiary) of any representation, warranty, covenant or agreement set forth in this Agreement, which breach (A) would give rise to the failure of a condition to the Closing hereunder and (B) either (1) cannot be cured or (2) if it can be cured, has not been cured prior to 5:00 p.m. on the date that is twenty (20) days following receipt by the breaching party of written notice of such breach (the “Cure Period”);

(ii) if the Closing shall not have occurred on or before 5:00 p.m. on December 31, 2014 (the “Termination Date”); provided that the right to terminate this Agreement under this clause (ii) shall not be available to any party whose breach of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date and provided the Termination Date may be extended by either Party (by providing written notice to the other Parties hereto) for up to an additional sixty (60) days if required for approvals under the HSR Act to be obtained; or

(iii) if consummation of the transactions contemplated hereby or by the other Transaction Documents would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction.

9.2 Effect of Termination. (a) In the event of the termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation hereunder on the part of Parent, Merger Subsidiary or the Company or their respective Affiliates, directors, officers, employees or equityholders, except that (i) Article I, this Article IX and Article XI shall survive such termination and (ii) no such termination shall relieve any party from liability for Fraud or intentional breach of any term or provision hereof.

(b) In the event that all conditions to close have been satisfied (other than approval under the HSR Act and deliveries to be made or actions to be taken at Closing), and the parties are unable to close because of any inability to obtain the requisite approvals of the FTC or DOJ as a result of Parent or its Affiliates being unwilling to agree to hold separate or divest any property, assets or business of such Persons or the Company or enter into any consent decree, hold separate agreement or other agreement to limit their respective freedom of action with regard to or their ability to retain or operate, any property, assets or business of such Persons or the Company, in each case, as is required by the FTC/DOJ in order for the transactions contemplated in this Agreement to be able to proceed to Closing, then Parent will pay to the Company within two Business Days following such termination a termination fee of Fifty Million dollars $50,000,000.

9.3 Return of Confidential Information. Within ten (10) Business Days following termination of this Agreement in accordance with Section 9.1, Parent shall, and shall cause Merger Subsidiary and its respective Affiliates and representatives to, return to the Company, or destroy, all Confidential Information (as defined in the Confidentiality Agreement) furnished or made available to Parent and Merger Subsidiary and their respective Affiliates and representatives by or on behalf of the Company, and all analyses, compilations, data, studies, notes, interpretations, memoranda or other documents prepared by Parent or Merger Subsidiary or any of their respective Affiliates or representatives (including electronic copies thereof) that refer to, relate to, discuss or contain, or are based on, in whole or in part, any such Confidential Information. An executive officer of Parent shall certify in writing as to the return or destruction of the Information as required under this Section 9.3.

ARTICLE X

SURVIVAL; INDEMNITY

10.1 Survival. The representations and warranties of the Company set forth in Section 3.1, and of the Parent and Merger Subsidiary set forth in Section 3.2 of this Agreement shall survive the Closing until the twelve (12) month anniversary of the Closing (the “General Survival Period”). Any claims with respect to breaches of the covenants and agreements of the parties hereto contained in this Agreement which only apply to pre-Closing periods may be properly asserted hereunder at any time during the General Survival Period (and, accordingly, survive the Closing for such time), and covenants and agreements which continue beyond the Closing shall survive the Closing in accordance with their terms. Notwithstanding the preceding sentences, any representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate with respect to a particular breach of such representation, warranty, covenant or agreement pursuant to the preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have properly been given in accordance with this Article X prior to the time at which it would otherwise terminate pursuant to the preceding sentences.

10.2 Indemnification.

(a) Effective after the Closing, subject to the terms and conditions of and the limitations set forth in this Article X, the Company Member Interest Holders shall jointly and severally indemnify Parent and its Affiliates and their respective officers, directors and employees (“Parent Indemnified Parties”) against, and shall hold each of them harmless from, any and all damage, liability, loss and expense (including court costs and reasonable attorneys’ fees and expenses) (“Damages”) actually suffered by any Parent Indemnified Party to the extent arising out of (i) any breach or inaccuracy of any of the representations and warranties of the Company contained in Section 3.1 of this Agreement, including the bring down to the Effective Date, pursuant to the Officer’s Certificate delivered pursuant to Section 8.2(b)(i), and (ii) any breach of covenant or agreement made or to be performed by Company, pursuant to this Agreement; provided that with respect to any indemnification claim by Parent or a Parent Indemnified Party against the Company Member Interest Holders under this Section 10.2(a), such claims cannot be brought directly against the Company Member Interest Holders, but rather are limited to and must be made only against the Escrow Fund in accordance with the procedures contained in the Escrow Agreement, and provided, further, that (A) no claim for indemnification may be brought by Parent against the Escrow Fund with respect to a claim under Section 10.2(a)(i) unless the particular claim involves Damages in excess of one hundred thousand dollars ($100,000), and unless the aggregate amount of Damages (pursuant to claims each of which exceed the $100,000 de minimis claim threshold) with respect to all such claims exceeds ten million dollars ($10,000,000), and then only to the extent of such excess, and (B) maximum aggregate liability for all such indemnification claims shall not exceed the monies available in the Escrow Funds. Notwithstanding the foregoing sentence, the limitations set forth in clause (A) thereof shall not apply to Damages resulting from any breach of (X) any Fundamental Representation, (Y) any representation set forth in Section 3.1(o) or (Z) any representation set forth in Section 3.1(x). Solely for the purpose of indemnification claims made under Section 10.2(a)(i), the representations and warranties of the Company in Section 3.1 of this Agreement shall be deemed to have been made without regard to the terms “material”, “materiality” and “Material Adverse Effect” contained in Section 3.1 (including in the defined terms used therein) provided that all numerical amounts specifically referenced in the representations and warranties set forth in Section 3.1 (i.e., levels of litigation and levels of Contracts included within Material Contracts) shall be recognized. Nothing in this Section 10.2(a) shall limit a claim for Damages attributable to Fraud.

(b) Effective after the Closing, subject to terms and conditions of this Article X, Parent hereby indemnifies the Company Member Interest Holders and their respective Affiliates and their respective officers, directors, equity holders and employees (“Company Indemnified Parties”) against and agrees to hold each of them harmless from any and all Damages actually suffered by the Company Indemnified Parties to the extent arising out of any breach or inaccuracy of (i) any of the representations and warranties of Parent or Merger Subsidiary contained in this Agreement, including the bring down to the Effective Date, pursuant to the Officer’s Certificate delivered pursuant to Section 8.2(a)(ii) (each such breach of warranty a “Parent Warranty Breach”) or (ii) any breach of covenant or agreement made or to be performed by Parent or Merger Subsidiary pursuant to this Agreement. Solely for the purpose of indemnification claims made under this Section 10.2(b), the representations and warranties of Parent and Merger Subsidiary in this Agreement shall be deemed to have been made without regard to the terms “material”, “materiality” or “Material Adverse Effect”.

10.3 Third-Party Claim Procedures.

(a) The party seeking indemnification under Section 10.2 (the “Indemnified Party”) agrees to give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (“Third-Party Claim”) in respect of which indemnity may be sought under Section 10.2. Such notice shall set forth in reasonable detail such Third-Party Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party), including the specific representations or covenants claimed to have been breached or to be inaccurate and an estimate of Damages, if reasonably practical. The Indemnified Party will use Reasonable Efforts to notify the Indemnified Party within ten (10) days after it becomes aware of any Third-Party Claim in respect of which indemnity may be sought under Section 10.2; provided that so long as the notice thereof is given within the applicable survival period set forth in Section 10.1, the failure to so notify the Indemnifying Party within such time period shall not relieve the Indemnifying Party of its obligations or liability hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim.

(b) The Indemnifying Party shall be entitled to participate in the defense of any Third-Party Claim and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party reasonably satisfactory to the Indemnified Party; provided, however, in order to defend against any such Third-Party Claim, the Indemnifying Party must, if requested by the Indemnified Party, provide to the Indemnified Party reasonable evidence that the Indemnifying Party has or has access to reasonably sufficient financial resources to enable it to fulfill its obligations under this Article X. Subject to the foregoing, the Indemnifying Party shall continue to be entitled to assert any limitation of any claims contained in this Article X. Notwithstanding the foregoing, the Indemnifying Party shall not have the right to defend against, negotiate, settle or otherwise deal with any Third-Party Claim (i) unless the Third-Party Claim is solely for monetary damages (except where any non-monetary relief being sought is merely incidental to a primary claim for monetary damages), (ii) if the Third-Party Claim involves criminal allegations, or (iii) if the Indemnifying Party fails to continue to prosecute or defend, actively and diligently, the Third-Party Claim.

(c) If the Indemnifying Party elects to assume the defense of any such Third-Party Claim, it shall notify the Indemnified Party in writing of its intent to do so and the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. The Indemnifying Party will have the right to assume control of such defense of the Third-Party Claim provided the Indemnifying Party shall keep the Indemnified Parties advised of the status of such Third-Party Claim and the defense thereof on a reasonably current basis. If the Indemnifying Party assumes the control of the defense of any Third-Party Claim in accordance with the provisions of this Section 10.3, the Indemnified Party shall be entitled to participate in the defense of any such Third-Party Claim and to employ, at its expense, separate counsel of its choice for such purpose, it being understood, however, that the Indemnifying Party shall continue to control such defense; provided that notwithstanding the foregoing, the Indemnifying Party shall pay the reasonable costs and expenses of such defense (including reasonable attorneys’ fees and expenses) of the Indemnified Party if (x) the Indemnified Party’s outside counsel shall have reasonably concluded and advised in writing (with a copy to the Indemnifying Party) that there are defenses available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party, or (y) the Indemnified Party’s outside counsel shall have advised in writing (with a copy to the Indemnifying Party) the Indemnified Party that there is a conflict of interest that would make it inappropriate under applicable standards of professional conduct to have common counsel for the Indemnifying Party and the Indemnified Party. Notwithstanding anything to the contrary in this Agreement, the Indemnifying Party will not be permitted to settle, compromise, take any corrective or remedial action or enter into an agreed judgment or consent decree, in each case, that subjects the Indemnified Party to any criminal liability, requires an admission of guilt or wrongdoing on the part of the Indemnified Party or imposes any continuing obligation on or requires any payment from the Indemnified Party without the Indemnified Party’s prior written consent.

(d) Each party shall reasonably cooperate, and cause their respective Affiliates to reasonably cooperate, in the defense or prosecution of any Third-Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

10.4 Direct Claim Procedures. If the Indemnified Party has a claim for indemnity under Section 10.2 against the Indemnifying Party that does not involve a Third-Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party) and calculation of Damages. The failure to promptly notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party.

10.5 Calculation of Damages.

(a) The amount of any Damages payable under Section 10.2 by the Indemnifying Party shall be net of any amounts recovered by the Indemnified Party under applicable insurance policies or from any other Person alleged to be responsible therefor. Parent shall, and shall cause the Company to, use Reasonable Efforts to collect any amounts available under such Third-Party insurance coverage and from any third Person reasonably believed by the Company to be alleged to have responsibility. If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages (which were not earlier taken into account in calculating Damages), subsequent to an indemnification payment by the Indemnifying Party, then the Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by the Indemnifying Party (net of costs of recovery on such Indemnified Party with respect to such insurance policies or other applicable Person) in connection with providing such indemnification payment up to the amount actually received by the Indemnified Party.

(b) The Indemnifying Party shall not be liable under Section 10.2(a) or 10.2(b) for any (i) punitive, remote, or speculative Damages, whether based on contract, strict liability, other Applicable Law or otherwise and whether or not arising from any other Party’s sole, joint or concurrent negligence, strict liability or other fault, in each case, except to the extent any such Damages are included in any action by a third party against the Indemnified Party for which such Indemnified Party is entitled to indemnification hereunder or (ii) indirect, special, or consequential Damages that were not reasonably foreseeable, whether based on contract, strict liability, other Applicable Law or otherwise and whether or not arising from any other Party’s sole, joint or concurrent negligence, strict liability or other fault.

(c) The Indemnified Party must use Reasonable Efforts to mitigate to the extent required by Applicable Law any loss for which the Indemnified Party seeks indemnification under this Agreement; provided, however that any costs or expenses incurred by such Indemnified Party relating to the use of such Reasonable Efforts shall be included in calculating Damages associated with any applicable claim for indemnification.

(d) Neither Company nor the Company Member Interest Holders shall have any obligation to indemnify Parent or its Affiliates pursuant to Section 10.2 with respect to any Damages or alleged Damages that were included in the determination of Working Capital or any other adjustment to the Base Merger Consideration.

(e) Any indemnity payment under this Agreement shall be treated as an adjustment to the Base Merger Consideration for Tax purposes.

10.6 Exclusive Remedy; Non-Recourse.

(a) After the Closing and absent Fraud, Section 10.2 will provide the sole and exclusive remedy for each of the parties hereto for any and all claims relating to this Agreement and the transactions contemplated by this Agreement, including any misrepresentation, breach of warranty, covenant or other agreement set forth in this Agreement or other claim arising out of this Agreement or the transactions contemplated hereby (other than equitable remedies as they relate to breaches of covenants or other agreements contained herein to the extent such covenants or agreements are to be performed after the Closing), regardless of Applicable Law or the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity or otherwise. Nothing herein is intended to (or shall) restrict the obligations of any Person under the express terms of any Ancillary Agreement entered into pursuant to this Agreement.

(b) With respect to indemnification claims pursuant to Section 10.2(a) and purchase price adjustments, none of the Company Member Interest Holders shall have any personal exposure or liability to Parent, and the Escrow Fund shall be the sole source of recovery and satisfaction of any claims (including claims for indemnification) made by Parent or any Parent Indemnified Party under this Agreement.

(c) Except as specifically set forth in this Agreement, effective as of the Closing, Parent waives any rights and claims Parent or its Affiliates may have against the Company Member Interest Holders, whether in law or equity, relating to claims for contribution and other rights of recovery with respect to the Company and the Company Subsidiaries and their respective businesses and assets, including claims or rights arising out of or relating to any Applicable Laws or Environmental Law (whether now or hereinafter in effect).

10.7 Limitations on Liability.

(a) Notwithstanding anything in this Agreement to the contrary, Parent and Merger Subsidiary acknowledge and agree that any Claim by Parent or Merger Subsidiary will be subject to and limited by the following:

(i) No indemnification claim shall be made by Parent or Merger Subsidiary or any Indemnified Party against the Escrow Fund to the extent that the loss has been recovered by Parent or Merger Subsidiary under any other provision of this Agreement or any other document referred to in this Agreement. Parent and Merger Subsidiary may only recover once in respect of the same loss.

(ii) None of Parent, Merger Subsidiary or any Indemnified Party shall be entitled to claim that any fact, circumstance or matter constitutes a breach of the Company’s representations or warranties contained in this Agreement, to the extent that Parent had Knowledge of such fact, circumstance or matter prior to the execution of this Agreement. For purposes hereof, the Parent and Merger Subsidiary will be deemed to have Knowledge of any fact, circumstance or matter to the extent it was described in a clear and conspicuous manner in (A) the Company Disclosure Schedules, (B) the Company’s Electronic Data Room at 5:00 p.m. (Houston, Texas time) on October 26, 2014, or (C) the Company’s CLSLink® and CLSLink GIS® Viewer databases at 5:00 p.m. (Houston, Texas time) on October 26, 2014.

ARTICLE XI

GENERAL PROVISIONS

11.1 Amendment and Modification. This Agreement may be amended only by written agreement of the parties hereto.

11.2 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Applicable Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Governmental Authority making such determination is authorized and instructed to modify this Agreement so as to effect the original intent of the parties as closely as possible in order that the transactions contemplated herein are consummated as originally contemplated to the fullest extent possible.

11.3 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred by the parties hereto in connection with the transactions contemplated by this Agreement shall be borne solely and entirely by the party that has incurred such expenses.

11.4 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns. Nothing in this Agreement is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement except as expressly set forth herein. Notwithstanding the foregoing, from and after the Closing, as may be applicable, each of Article II and Sections 5.1 and 5.2, Article X, this Article XI and Article XII are made for the benefit of (a) the Company

Member Interest Holders, (b) the Representatives; and (c) any of the Company’s and/or the Company Subsidiaries’ respective (i) directors, managers and officers or (ii) former directors, managers and officers. From and after the Closing, all of the Persons identified in clauses (a) and (c) in the immediately preceding sentence shall be direct beneficiaries of this Agreement and be entitled to enforce such provisions and to avail themselves of the benefits of any remedy for any breach of such provisions, all to the same extent as if such Persons were parties to this Agreement.

11.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered by hand, mailed by registered or certified mail (return receipt requested), sent by facsimile or sent by Federal Express or other recognized overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	If to Parent or Merger Subsidiary, to:

Western Gas Partners, LP

1201 Lake Robbins Dr.

The Woodlands, Texas 77380

Attention: Benjamin M. Fink, Chief Financial Officer

Email: benjamin.fink@anadarko.com

with a copy (which shall not constitute notice) to:

Western Gas Partners, LP

1201 Lake Robbins Drive

The Woodlands, Texas 77380

Attention: Philip H. Peacock, General Counsel

Email: philip.peacock@anadarko.com

and:

Akin, Gump, Strauss, Hauer & Feld L.L.P.

1111 Louisiana Street, 44th Floor

Houston, Texas 77002

Attention: John Goodgame

Facsimile: (713) 236-0822

(b)	If to the Company, to:

Nuevo Midstream, LLC

1221 Lamar, Suite 1100

Houston, Texas 77010

Attention: Chris Work, Chief Financial Officer

Facsimile: 713-759-0805

with a copy (which shall not constitute notice) to:

Vinson & Elkins LLP

1001 Fannin, Suite 2300

Houston, Texas 77002

Attention: Christopher S. Collins

Facsimile: (713) 615-5883

(c)	If to the Representatives to:

EnCap Flatrock Midstream

3856 S. Boulevard, Suite 210

Edmond, OK 73013

Attention: Dennis Jaggi

Facsimile: 405-341-9973

with a copy to:

Thompson & Knight, LLP

333 Clay Street, Suite 3300

Houston, Texas 77002

Attention: Sarah McClean

Facsimile: (832) 397-8062

Any of the above addresses may be changed at any time by notice given as provided above; provided that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed received on the date of delivery, if hand delivered, on the date of receipt, if transmitted by facsimile, three (3) Business Days after the date of mailing, if mailed by registered or certified mail, return receipt requested and one (1) Business Day after the date of sending, if sent by Federal Express or other recognized overnight courier.

11.6 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

11.7 Time. Time is of the essence in each and every provision of this Agreement.

11.8 Entire Agreement. This Agreement (which term shall be deemed to include the Exhibits and Schedules hereto and the other certificates, documents and instruments delivered hereunder), the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement of the parties hereto and supersede all prior agreements, letters of intent and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, the other Transaction Documents and the Confidentiality Agreement. There are no representations or warranties, agreements or covenants with respect to such subject matter other than those expressly set forth in this Agreement, the other Transaction Documents and the Confidentiality Agreement.

11.9 Public Announcements. On or prior to the Closing, no party hereto shall issue any press release or make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of Parent and the Company, except that any party may make any disclosure required by Applicable Law (including federal securities laws) if it determines in good faith that it is required to do so and, with respect to each such disclosure, provides the other with prior notice and a reasonable opportunity to review the disclosure. From and after the Closing, Parent shall not issue any press release or make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the Representatives, except that Parent may make any disclosure required by Applicable Law (including federal securities laws) if it determines in good faith that it is required to do so.

11.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, whether by operation of law or otherwise; provided that Parent and Merger Subsidiary (a) may assign their rights, interests and obligations hereunder to any of their Affiliates provided Parent is not released from responsibility hereunder unless otherwise agreed in writing by the Representatives or (b) may collaterally assign any or all of their rights and obligations hereunder to any provider of debt financing. Any assignment in violation of the foregoing shall be null and void.

11.11 Transfer Taxes. If this transaction is deemed to be subject to any Transfer Tax for any reason, Parent shall economically bear and otherwise be responsible for 50% of such Transfer Taxes, and shall be entitled to a payment out of the Escrow Amount with respect to the remainder.

11.12 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO ANY CONFLICTS OF LAW PROVISIONS, EXCEPT TO THE EXTENT THAT THE DLLCA IS REQUIRED TO GOVERN THE MERGER.

11.13 WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11.13 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

11.14 Consent to Jurisdiction; Venue.

(a) The parties hereto submit to the personal jurisdiction of the courts of the State of Texas and the Federal courts of the United States sitting in Harris County, and any appellate court from any such state or Federal court, and hereby irrevocably and unconditionally agree that all claims arising out of or relating to this Agreement and the transactions contemplated hereby may be heard and determined in such Texas court or, to the extent permitted by law, in such Federal court. The parties hereto agree that a final judgment in any such claim shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any party may otherwise have to bring any claim relating to this Agreement or any related matter against any other party or its assets or properties in the courts of any jurisdiction.

(b) Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in any Texas state or Federal court located in Harris County and the defense of an inconvenient forum to the maintenance of such claim in any such court.

11.15 Remedies. Each of the Parties acknowledges that the breach of this Agreement would cause irreparable damage to the respective Parties and that money damages or other legal remedies would not be an adequate remedy for any such damages. Therefore, the obligations of the respective Parties under this Agreement shall be enforceable by a decree of specific performance and appropriate injunctive relief may be applied for and granted in connection therewith. All remedies contemplated herein shall, subject to Section 10.6(a), be cumulative and not exclusive and shall be in addition to any other remedies which an applicable Party may have under this Agreement or otherwise. Any exercise of rights contemplated herein shall not be deemed an election of remedies by the Party so exercising such rights.

ARTICLE XII

THE REPRESENTATIVES

12.1 Authorization of the Representatives.

(a) The Representatives have been appointed, designated, authorized and empowered (by the Board of Managers and holders of more than a majority of the outstanding Equity Interests of the Company) to act as the agents and representatives of the Company Member Interest Holders in connection with, and to facilitate the consummation of the transactions contemplated by, this Agreement and the other Transaction Documents, and in connection with the activities to be performed on behalf of the Company Member Interest Holders under this Agreement, for the purposes and with the powers and authority hereinafter set forth in this Article XII, which shall include the full power and authority to settle and resolve any disputes which may arise (i) under Article II with respect to the Final Adjustment Amount, and (ii) with respect to indemnification claims made by Parent under Article X. The Representatives shall act by majority vote (not less than four of the Representatives).

(b) Parent shall be entitled to rely exclusively upon any written communications of the Representatives relating to the foregoing as the communications of the Company Member Interest Holders to the extent same is signed by at least four of the Representatives. The Parent (i) need not be concerned with the authority of the Representatives to act on behalf of all Company Member Interest Holders hereunder, and (ii) shall not be held liable or accountable in any manner for any act or omission of the Representatives in such capacity.

(c) Notwithstanding anything to the contrary contained herein, the parties acknowledge and agree that (i) the Representatives may not enter into or grant any amendments or modifications to the Agreement or waivers or consents hereunder, unless such amendments, modifications, waivers or consents shall affect each Company Member Interest Holder similarly and to the same relative extent, and (ii) any such amendment, modification, waiver or consent that does not affect any Company Member Interest Holder similarly and to the same relative extent as it affects other Company Member Interest Holders must be executed by such Company Member Interest Holder to be binding on such Company Member Interest Holder.

(d) The grant of authority provided for in this Section 12.1 is coupled with an interest and is being granted, in part, as an inducement to the Parent to enter into this Agreement and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Company Member Interest Holders and shall be binding on any successor thereto.

12.2 Exculpation.

(a) In dealing with this Agreement and any instruments, agreements or documents relating thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Representatives hereunder or thereunder, (i) the Representatives shall not assume any, and shall incur no, responsibility whatsoever to any Company Member Interest Holder or other Person by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with this Agreement, or any other Transaction Document, unless by the Representatives’ gross negligence or willful misconduct, and (ii) the Representatives shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Representatives pursuant to such advice shall in no event subject the Representatives to liability to any Company Member Interest Holder or other Person unless by the Representatives’ gross negligence or willful misconduct. Except as set forth in the previous sentence, notwithstanding anything to the contrary contained herein, the Representatives, in their role as Representatives, shall have no liability whatsoever to the Company, Parent or any other Person.

(b) No amendment may be made to this Article XII except upon receipt of the prior written approval of the Representatives and a majority of the Company Member Interest Holders (based on their relative ownership in the Company immediately prior to the Closing).

(c) All of the immunities and powers granted to the Representatives under this Agreement shall survive the Closing and/or any termination of this Agreement.

(d) If any Representative shall refuse to or be unable to perform as a Representative, then the other Representatives shall be entitled by majority vote of the remaining Representatives to select a replacement for such Representative.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed, all as of the date first written above.

COMPANY:

NUEVO MIDSTREAM, LLC

By:	/s/ Chris B. Work
Name:	Chris B. Work
Title:	Senior Vice President and Chief Financial Officer

PARENT:

WESTERN GAS PARTNERS, LP

By:	Western Gas Holdings, LLC,
its general partner

By:	/s/ Donald R. Sinclair
Name:	Donald R. Sinclair
Title:	President and Chief Executive Officer

MERGER SUBSIDIARY:

MAGUIRE MIDSTREAM LLC

By:	/s/ Donald R. Sinclair
Name:	Donald R. Sinclair
Title:	President and Chief Executive Officer

REPRESENTATIVES (solely for the purposes of Section 6.6 and Article XII):

/s/ Dennis Jaggi
Dennis Jaggi

/s/ William Waldrip
William Waldrip

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

/s/ William Lemmons, Jr.
William Lemmons, Jr.

/s/ Zachary Kayem
Zachary Kayem

/s/ John J. Lendrum, III
John J. Lendrum, III

/s/ Randy J. Ziebarth
Randy J. Ziebarth

/s/ Chris B. Work
Chris B. Work

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER